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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ______)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[ X ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Richmont Mines Inc.
(Name of Subject Company)
________
(Translation of Subject Company’s Name into English (if applicable))

Quebec (Canada)
(Jurisdiction of Subject Company’s Incorporation or Organization)

Sandra Cauchon
(Name of Person(s) Furnishing Form)

Common
(Title of Class of Subject Securities)
________
(CUSIP Number of Class of Securities (if applicable))

Sandra Cauchon, 161 Principale Avenue, Rouyn-Noranda Quebec, Canada J9X 4P6 (819) 797-2465
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 18, 2010
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC2560(12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GENERAL INSTRUCTIONS

I.	Eligibility Requirements for Use of Form CB

A.

Use this Form to furnish information pursuant to Rules 13e-4(h)(8), 14d-1(c) and 14e-2(d) under the Securities Exchange Act of 1934 (“Exchange Act”), and Rules 801 and 802 under the Securities Act of 1933 (“Securities Act”).

Instructions

1.	For the purposes of this Form, the term “subject company” means the issuer of the securities in a rights offering and the company whose securities are sought in a tender offer.

2.	For the purposes of this Form, the term “tender offer” includes both cash and securities tender offers.

B.	The information and documents furnished on this Form are not deemed “filed” with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

II.	Instructions for Submitting Form

A .	(1)	Regulation S-T Rule 101(a)(1)(vi) (17 CFR 232.101(a)(1)(vi)) requires a party to submit the Form CB in electronic format via the Commission’s Electronic Data Gathering and Retrieval system (EDGAR) in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 551-8900.

(2)

If the party filing or submitting the Form CB is not an Exchange Act reporting company, Regulation S-T Rule 101(b)(8) (17 CFR 232.101(b)(8)) permits the submission of the Form CB either via EDGAR or in paper. When filing or submitting the Form CB in electronic format, either voluntarily or as a mandated EDGAR filer, a party must also file or submit on EDGAR all home jurisdiction documents required by Parts I and II of this Form, except as provided by the Note following paragraph (2) of Part II.

(3)

A party may also file a Form CB in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting a Form CB in paper under a hardship exemption, a party must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form CB.

(4)

If filing the Form CB in paper in accordance with a hardship exemption, you must furnish five copies of this Form and any amendment to the Form (see Part I, Item 1.(b)), including all exhibits and any other paper or document furnished as part of the Form, to the Commission at its principal office. You must bind, staple or otherwise compile each copy in one or more parts without stiff covers. You must make the binding on the side or stitching margin in a manner that leaves the reading matter legible.

B.

When submitting the Form CB in electronic format, the persons specified in Part IV must provide signatures in accordance with Regulation S-T Rule 302 (17 CFR 232.302). When submitting the Form CB in paper, the persons specified in Part IV must sign the original and at least one copy of the Form and any amendments. You must conform any unsigned copies. The specified persons may provide typed or facsimile signatures in accordance with Securities Act Rule 402(e) (17 CFR 230.402(e)) or Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) as long as the filer retains copies of signatures manually signed by each of the specified persons for five years.

C.

You must furnish this Form to the Commission no later than the next business day after the disclosure documents submitted with this Form are published or otherwise disseminated in the subject company’s home jurisdiction.

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D.

If filing in paper, in addition to any internal numbering you may include, sequentially number the signed original of the Form and any amendments by handwritten, typed, printed or other legible form of notation from the first page of the document through the last page of the document and any exhibits or attachments. Further, you must set forth the total number of pages contained in a numbered original on the first page of the document.

III.	Special Instructions for Complying with Form CB

Under Sections 3(b), 7, 8, 10, 19 and 28 of the Securities Act of 1933, and Sections 12, 13, 14, 23 and 36 of the Exchange Act of 1934 and the rules and regulations adopted under those Sections, the Commission is authorized to solicit the information required to be supplied by this form by certain entities conducting a tender offer, rights offer or business combination for the securities of certain issuers.

Disclosure of the information specified in this form is mandatory. We will use the information for the primary purposes of assuring that the offeror is entitled to use the Form and that investors have information about the transaction to enable them to make informed investment decisions. We will make this Form a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes. These purposes include referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)

You must attach to this Form the entire disclosure document or documents, including any amendments thereto, in English, that you have delivered to holders of securities or published in the subject company’s home jurisdiction that are required to be disseminated to U.S. security holders or published in the United States. The Form need not include any documents incorporated by reference into those disclosure document(s) and not published or distributed to holders of securities.

(b)	Furnish any amendment to a furnished document or documents to the Commission under cover of this Form. Indicate on the cover page the number of the amendment.

Item 2.	Informational Legends

You may need to include legends on the outside cover page of any offering document(s) used in the transaction. See Rules 801(b) and 802(b).

Note to Item 2. If you deliver the home jurisdiction document(s) through an electronic medium, the required legends must be presented in a manner reasonably calculated to draw attention to them.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1)

Furnish to the Commission either an English translation or English summary of any reports or information that, in accordance with the requirements of the home jurisdiction, must be made publicly available in connection with the transaction but need not be disseminated to security holders. Any English summary submitted must meet the requirements of Regulation S-T Rule 306(a) (17 CFR 232.306(a)) if submitted electronically or of Securities Act Rule 403(c)(3) (17 CFR 230.403(c)(3)) or Exchange Act Rule 12b- 12(d)(3) (17 CFR 240.12b-12(d)(3)) if submitted in paper.

3

(2)	Furnish copies of any documents incorporated by reference into the home jurisdiction document(s).

Note to paragraphs (1) and (2) of Part II: In accordance with Regulation S-T Rule 311(f) (17 CFR 232.311(f)), a party may submit a paper copy under cover of Form SE (17 CFR 239.64, 249.444, 259.603, 269.8, and 274.403) of an unabridged foreign language document when submitting an English summary in electronic format under paragraph (1) of this Part or when furnishing a foreign language document that has been incorporated by reference under paragraph (2) of this Part.

(3)

If any of the persons specified in Part IV has signed the Form CB under a power of attorney, a party submitting the Form CB in electronic format must include a copy of the power of attorney signed in accordance with Regulation S-T Rule 302 (17 CFR 232.302). A party submitting the Form CB in paper must also include a copy of the signed power of attorney.

PART III - CONSENT TO SERVICE OF PROCESS

(1)

When this Form is furnished to the Commission, the person furnishing this Form (if a non-U.S. person) must also file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2)	Promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

(1)

Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person’s authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative’s authority with the Form.

(2)	Type or print the name and any title of each person who signs the Form beneath his or her signature.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sandra Cauchon (signed)
(Signature)

Sandra Cauchon, Lawyer and Assistant Corporate Secretary
(Name and Title)

May 26, 2010
(Date)

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This Management Information Circular and the accompanying materials require your immediate attention. If you are in doubt as to how to deal with these documents or the matters to which they refer, please consult a professional advisor.

LOUVEM MINES INC.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON June 18, 2010

and

MANAGEMENT INFORMATION CIRCULAR

With respect to certain annual matters and an amalgamation involving

LOUVEM MINES INC.,

RICHMONT MINES INC.

AND

9222-0383 QUÉBEC INC.,
a wholly-owned subsidiary of Richmont Mines Inc.,

The Board of Directors (other than Martin Rivard, a director and senior officer of both Louven and Richmont who was required to abstain) has, based upon the factors described herein and the recommendation of the Special Committee, UNANIMOUSLY approved the Amalgamation and RECOMMENDS that the minority shareholders vote in favour of the Amalgamation

May 21, 2010

Neither the TSX Venture Exchange nor any securities regulatory authority has in any way passed upon the merits of the transactions described herein

May 21, 2010

Dear shareholder:

You are invited to attend the annual and special general meeting of shareholders of Louvem Mines Inc. ("Louvem") to be held at 1155 René-Lévesque Blvd. West, 40th Floor, Montréal, QC H3B 3V2, on June 18, 2010, at 10:00 a.m. (Montreal time).

On May 18, 2010, Louvem and Richmont Mines Inc. ("Richmont"), which currently owns approximately 70% of the shares of Louvem, announced that they had entered into an acquisition agreement and an amalgamation agreement pursuant to which Richmont would, through an amalgamation, acquire all of the issued and outstanding shares of Louvem not currently owned by Richmont. Pursuant to these agreements, Louvem and 9222-0383 Québec Inc, a wholly-owned subsidiary of Richmont, will amalgamate under Part IA of the Companies Act (Québec) and the shareholders of Louvem will ultimately receive one share of Richmont for each 5.4 shares of Louvem held (the "Amalgamation").

In addition to customary annual matters to be acted upon at our meeting, you will be asked to consider and vote on the Amalgamation.

The directors of Louvem (the "Board of Directors") (other than Martin Rivard, a director and senior officer of both Louvem and Richmont who was required to abstain), have unanimously approved the Amalgamation, unanimously determined that the consideration to be received under the Amalgamation is fair to the minority shareholders of Louvem, unanimously determined that the Amalgamation is in the best interests of Louvem and the minority shareholders and unanimously recommend that minority shareholders vote in favour of the Amalgamation.

In order to arrive at its conclusion and recommendation, the Board of Directors considered numerous factors, including, among other things, the following:

  Simplified Business and Structure: The Amalgamation provides for an effective and efficient method to fully combine, streamline and simplify the businesses of Louvem and Richmont.

  Attractive Consideration: Louvem shareholders will ultimately receive one (1) share of Richmont for each 5.4 shares of Louvem held. Such consideration represents for shareholders of Louvem a premium of approximately 48% based on the respective closing prices on the TSX–V and TSX of Louvem's shares and Richmont's shares on March 30, 2010, the last trading day before Richmont's announcement of its intention to acquire all issued and outstanding shares of Louvem owned by minority shareholders. The closing price of the shares of Richmont on the TSX on March 30, 2010 was $4.08.

  Enhanced Public Float and Liquidity: The Amalgamation will provide shareholders of Louvem with a better market liquidity as compared to a situation where Louvem and Richmont would remain separate public entities.

  Fairness Opinion: The fairness opinion provided by KPMG LLP is to the effect that, as at April 30, 2010, and based upon the assumptions, limitations and considerations set forth therein, the consideration to be received under the Amalgamation is fair, from a financial point of view, to the minority shareholders of Louvem.

  Support from Minority Shareholders: Richmont has entered into support agreements whereby certain shareholders holding approximately 54% of the shares of Louvem owned by the minority shareholders have agreed to support the Amalgamation.

  Support from Richmont: The Amalgamation is proposed by Richmont which owns approximately 70% of the shares of Louvem. In addition, Richmont indicated in a letter to the independent directors of Louvem that it would not vote its shares of Louvem for any transaction other than the Amalgamation.

  Business Continuation: Richmont will continue and develop the business of Louvem, which will be managed by the same experienced team of professionals and shareholders of Louvem receiving shares of Richmont will continue to share in the growth of the combined business.

Yours very truly,

(signed) Gaston Gagnon
Gaston Gagnon
Director

2

LOUVEM MINES INC.

NOTICE OF THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special general meeting (the "Meeting") of shareholders (the "Shareholders") of Louvem Mines Inc. ("Louvem") will be held at 1155 René-Lévesque Blvd. West, 40th Floor, Montréal, QC H3B 3V2, on June 18, 2010, at 10:00AM (Montreal time) for the purposes of:

1.	receiving the annual report and the consolidated financial statements of Louvem for the financial year ended December 31, 2009 and the auditors' report thereon;

2.	electing the directors of Louvem;

3.	appointing the auditors of Louvem and authorizing the Audit Committee to determine their remuneration;

4.

considering and, if deemed advisable, passing a resolution (the "Amalgamation Resolution") confirming a By-law which has been adopted by the Board of Directors for the purpose of: (i) approving an amalgamation agreement (the "Amalgamation Agreement") relating to the amalgamation of Louvem and 9222-0383 Québec Inc., a wholly-owned subsidiary of Richmont Mines Inc. (the "Amalgamation"), all as more particularly described in the enclosed Management Information Circular (the "Circular"); and (ii) authorizing any member of the Board to sign the Articles of Amalgamation (as defined in the Circular); and

5.	transacting such other business as may properly be brought before the Meeting.

If the Amalgamation Resolution is duly approved and the conditions to the Amalgamation are satisfied, then, upon the completion of the Amalgamation, the directors and the auditors of the company resulting from the Amalgamation would be those indicated in the Amalgamation Agreement.

The Board of Directors has fixed May 14, 2010 as the record date for determining Shareholders who are entitled to receive notice of and to vote at the Meeting. Only Shareholders whose names have been entered in the register of Louvem on the close of business on that date will be entitled to receive notice of and vote at the Meeting.

Shareholders who are unable to attend the meeting are requested to complete, date, sign and return the enclosed proxy form to Computershare in the enclosed envelope provided for that purpose before 5:00 p.m. (Montreal time) on June 16, 2010 or, in the event that the meeting is adjourned or postponed, then not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned meeting is reconvened or the postponed meeting is convened. Please refer to the Circular for additional details on proxy and voting matters.

Shares represented by properly executed forms of proxy in favor of the persons designated in the enclosed form of proxy will be voted in accordance with instructions therein on any ballot that may be held. If no specification has been made in the form of proxy, shares will be voted:

  FOR electing as directors of Louvem the directors identified in the Circular;

  FOR appointing as auditors of Louvem Raymond Chabot Grant Thornton LLP, and FOR authorizing the Audit Committee to fix their remuneration;

  FOR passing the Amalgamation Resolution.

The Circular contains additional information on the matters that will be discussed at the Meeting and is an integral part of this notice. The Amalgamation is described in the Circular, which forms part of this notice. The full text of the Amalgamation Resolution and the Amalgamation Agreement are set out in Appendices A and B, respectively, to the Circular.

DATED at Rouyn-Noranda, Québec, this 21st day of May, 2010.

By order of the Board

(Signed) Sandra Cauchon
Sandra Cauchon
Secretary

2

i

RICHMONT AFTER THE AMALGAMATION	27
RISK FACTORS	28
Risk Factors in Relation to the Amalgamation	28
CERTAIN CANADIAN TAX CONSIDERATIONS FOR LOUVEM SHAREHOLDERS	29
Louvem Shareholders Who Are Residents of Canada	29
Louvem Shareholders Not Resident in Canada	32
ANNUAL MATTERS TO BE ACTED UPON	33
Election of Directors	33
Compensation of Directors and Executive Officers	33
Compensation of Senior Officers	34
Equity Based Compensation	34
Annual and Long Term Incentive Plans	34
Pension Plan	34
Other	34
Indebtedness	35
Compensation of Directors	35
Appointment of Auditors	36
Corporate Governance	36
Audit Committee	37
INTEREST OF RICHMONT EXPERTS	37
STATUTORY RIGHTS	37
LEGAL MATTERS	38
ADDITIONAL INFORMATION	38
APPROVAL OF DIRECTORS	39
AUDITORS' CONSENT	40
CONSENT OF KPMG LLP	41
GLOSSARY OF TERMS	42
APPENDIX A — AMALGAMATION RESOLUTION	1
APPENDIX B — AMALGAMATION AGREEMENT	1
APPENDIX C — FAIRNESS OPINION OF KPMG LLP	2

ii

LOUVEM MINES INC.

MANAGEMENT INFORMATION CIRCULAR

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Louvem in connection with the annual and special general meeting of shareholders to be held on June 18, 2010 at 10:00AM (Montreal time). The accompanying form of proxy is for use at the Meeting and at any adjournment or postponement thereof and for the purposes set forth in the accompanying Notice of annual and special general meeting. A glossary of certain terms used in this Circular can be found on pages 42 to 46 of this Circular.

Information Contained in this Circular

Information contained herein is given as of May 13, 2010, except as otherwise noted.

Richmont itself has provided the information contained in this Circular or incorporated herein by reference concerning Richmont and Subco, other than the information related solely to Louvem. Although Louvem has no knowledge that would indicate that any statements contained therein relating to Richmont taken from or based upon such documents and records are untrue or incomplete, neither Louvem nor any of its directors or executive officers assumes any responsibility for the accuracy or completeness of the information relating to Richmont taken from or based upon such documents or records, or for any failure by Richmont to disclose events that may have occurred or that may affect the significance or accuracy of any such information, but which are unknown to Louvem.

If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person voting upon them.

No person has been authorized to give any information or to make representations in connection with the Amalgamation and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by Louvem or Richmont.

This Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

Cautionnary Statement

THE TRANSACTION CONTEMPLATED IN THIS CIRCULAR AND THE SECURITIES ISSUABLE HEREUNDER HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Notice to Louvem Shareholders in the United States

As discussed in greater detail herein, the Amalgamation is made for the securities of Richmont, a foreign company. The offer is subject to the disclosure requirements of Canadian law that are different from those of the United States. Financial statements included in this Circular or incorporated by reference herein have been prepared in accordance with Canadian accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under United States federal securities laws since Richmont is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue Richmont or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel Richmont and its affiliates to subject themselves to a U.S. court's judgment.

The securities issuable in connection with the Amalgamation have not been approved or disapproved by the SEC or the securities regulatory authorities in any state, nor has the SEC or the securities regulatory authorities in any state passed on the fairness or merits of the Amalgamation or the adequacy or accuracy of this management information circular. Any representation to the contrary is a criminal offence.

The Richmont Shares and the Amalco Redeemable Shares to be issued under the Amalgamation have not been registered under the U.S. Securities Act and, to the extent that registration would otherwise be required, are being issued in reliance on the exemption from registration set forth in  Regulation S under the U.S. Securities Act and, insofar as any such securities are to be issued to U.S. shareholders, on Section 4(2) of the U.S. Securities Act and Rule 802 promulgated thereunder. Louvem, Richmont and Subco are companies existing under the laws of the Province of Québec, Canada. The Richmont Shares to be issued to U.S. shareholders of Louvem in the Amalgamation shall be deemed to constitute "restricted securities" as defined in Rule 144 promulgated under the U.S Securities Act and may not be sold, transferred or otherwise disposed of except pursuant to an effective registration statement filed with the SEC or in compliance with Rule 144 or another available exemption from such registration. Richmont is under no obligation to prepare and file any such registration statement or to make Rule 144 or any other exemption from registration available for any such resales. The Amalco Redeemable Shares will be immediately redeemed for cash in the Amalgamation.

Likewise, information in this Circular or in the documents incorporated by reference herein concerning the properties and operations of Louvem and Richmont has been prepared in accordance with Canadian standards under applicable Canadian securities law, which differ from the requirements of U.S. securities law. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this Circular or in the documents incorporated by reference herein are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the CIM Standards.

While the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by Canadian securities law, they are not recognized by the SEC. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. "Inferred Mineral Resource" has a great amount of uncertainty as to its existence, as to whether they can be mined and as to its economic and legal feasibility, except in rare cases. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian securities law, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies, except in rare cases. Readers are cautioned not to assume that all or any part of measured or indicated resource will ever be converted into mineral reserves. Readers are also cautioned not to assume that all or any part of an "inferred mineral resource" exists, or is economically or legally mineable. Disclosure of contained ounces is permitted disclosure under Canadian law; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. As such, certain information contained in this Circular or in the documents incorporated by reference herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to reporting and disclosure requirements of the SEC. In addition, the definitions of "proven mineral reserves" and "probable mineral reserves" under CIM standards differ in certain respects from the U.S. standards.

Louvem is a "foreign private issuer" as such term is defined in Rule 3b‑4 under the U.S. Exchange Act. As a result, despite the fact that Louvem has United States resident shareholders, the solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of Rule 3a12-3 under the U.S. Exchange Act applicable to proxy solicitations by foreign private issuers. The solicitation of proxies and the transactions contemplated in this Circular are being effected in accordance with Canadian corporate and securities law. Residents of the United‑States should be aware that disclosure requirements under Canadian laws are different from such requirements under United States securities law. Louvem Shareholders should also be aware that requirements under Canadian laws may differ from requirements under United States corporate and securities law relating to United States corporations. Richmont is, and, at the Effective Date is expected to be, a "foreign private issuer" as defined in Rule 3b-4 under the U.S. Exchange Act.

Financial statements included or incorporated by reference herein have been prepared in accordance with Canadian GAAP (as hereinafter defined) and are subject to auditing and auditor independence standards in Canada, which differs from U.S. GAAP and auditing and auditor independence standards in the U.S. in certain material respects, and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under United States federal securities law may be affected adversely by the fact that Louvem, Richmont and Subco exist under the laws of the Province of Québec, that some or all of their respective directors and executive officers are not residents of the United States, that some or all of the experts named in this Circular are not residents of the United States, and that all or a substantial portion of their respective assets may be located outside the United States. You may face substantive and procedural barriers to obtaining a judgment against Louvem, Richmont, Subco or their respective officers, directors or experts in a Canadian court predicated on violations of United States securities law. Additionally, it may be difficult to compel a Canadian company, its affiliates and non-resident individuals to subject themselves to a judgment of a United States court.

Certain Tax Matters

Shareholders should be aware that the cancellation of their Louvem Shares and the issuance of Richmont Shares and Amalco Redeemable Shares in exchange therefor, or the payment of cash in connection with the redemption of Amalco Redeemable Shares, as the case may be, may have tax consequences. See "Certain Canadian Tax Considerations for Louvem Shareholders". Such consequences for Louvem Shareholders who are not resident of Canada are not described comprehensively herein. Shareholders should consult their own tax advisors with respect to their particular circumstances.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to “US$” or “U.S. dollars” in this Circular refer to United States dollars and all references to "$" or “Canadian dollars” in this Circular refer to Canadian dollars. The financial statements of Richmont that are incorporated by reference herein are reported in Canadian dollars and are prepared in accordance with Canadian GAAP.

Richmont Documents Incorporated by Reference

The following documents of Richmont filed with the securities commission or similar authority in the provinces of Canada are specifically incorporated by reference into and form an integral part of this Circular:

1.                   Richmont's Annual Information Form for the year 2009;
2.                   the consolidated balance sheets of Richmont as at December 31, 2009 and 2008 and the consolidated statements of earnings, comprehensive income, deficit, accumulated other comprehensive income and cash flows for each of the years in the three year period ended December 31, 2009;
3.                   management's discussion and analysis of financial condition and results of operations of Richmont for the year ended December 31, 2009;
4.                   the notice of annual and special general meeting of Richmont Shareholders and management information circular of Richmont dated March 31, 2010;
5.                   the notice of special general meeting of Richmont Shareholders and management information circular of Richmont dated December 29, 2009;

6.                   the unaudited interim consolidated financial statements of Richmont as at March 31, 2010 and for the three months ended March 31, 2010 and 2009, together with the notes thereto; and
7.                   management's discussion and analysis of financial condition and results of operations of Richmont as at and for the three months ended March 31, 2010.

Any material change reports (except confidential material change reports), business acquisition reports, financial statements and information circulars filed by Richmont after the date of this Circular and before the Meeting are deemed to be incorporated by reference in this Circular.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Amalgamation and this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Any person to whom this notice of annual and special general meeting and management information circular is delivered may request copies of any of the documents incorporated by reference in this document, or other information concerning Richmont by written or telephonic request directed to Richmont. Documents incorporated by reference are available without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into those documents and are also available electronically at www.sedar.com.

Forward Looking Information

This Circular and some of the information incorporated by reference into this Circular contain "forward looking information" and "forward looking statements" under applicable securities law that are based on expectations, estimates and projections as of the date of this Circular. Often, but not always, such forward looking information can be identified by the use of forward looking words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variations or the negatives of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved or not be taken, occur or be achieved. Forward-looking statements include, without limitation, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, requirements for additional capital, government regulation of mining operations, costs of production, expected capital expenditures, costs and timing of the development of new deposits, costs of production, success of exploration activities, the timing and amount of estimated future production, permitting time lines, use of proceeds, currency fluctuations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage, timing and possible outcomes of pending litigation and matters related to the completion of the Amalgamation.

Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of Louvem or Richmont, as the case may be, and there is no assurance they will prove to be correct. These factors include, but are not limited to, the integration of acquisitions, risks related to joint venture operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals or financing in the completion of developments or construction activities, risks related to governmental regulations, including environmental regulations, fluctuations in commodity prices, currency fluctuations, litigation risks and the inherent uncertainty of litigation costs, and risks pertaining to any fixed-price gold forward sales hedge program that may be undertaken. There are also certain risks related to the consummation of the Amalgamation including, but not limited to, the risk that Louvem and Richmont may not be amalgamated successfully or that such integration may be more difficult, time-consuming or costly than expected; and other risks discussed in this Circular or in the documents incorporated by reference herein.

While Louvem and Richmont anticipate that subsequent events and developments may cause their views to change, Louvem and Richmont specifically will not update this forward looking information, except as required by law. This forward looking information should not be relied upon as representing Louvem's or Richmont's views as of any date subsequent to the date of this Circular. Louvem and Richmont have attempted to identify important factors that could cause actual actions, events or results to differ materially from those current expectations described in forward looking information. However, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended and that could cause actual actions, events or results to differ materially from current expectations. There can be no assurance that forward looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking information. These factors are not intended to represent a complete list of the factors that could affect Louvem, Richmont or the Amalgamation. Additional factors are noted elsewhere in this Circular and in the documents incorporated by reference into this Circular. See, for example, the Section entitled "Risk Factors" in this Circular.

Summary

The following is a summary of certain information contained in this Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular including the Appendices hereto and the documents incorporated by reference herein, all of which is important and should be reviewed carefully. Capitalized terms in this Summary have the meanings set out in the Glossary of Terms.

Information Concerning the Meeting

The Meeting will be held at 1155 René-Lévesque Blvd. West, 40th Floor, Montréal, QC H3B 3V2, on June 18, 2010, at 10:00 a.m. (Montreal time). The purpose of the Meeting is to receive the Louvem Financial Statements and to consider and vote on the election of directors, the appointment of auditors, the Amalgamation Resolution, and to transact such other business as may properly come before the Meeting. The Record Date for determining the Shareholder entitled to receive notice of and to vote at the Meeting is as of the close of business on May 14, 2010. See "Information Concerning the Meeting— Date, Time and Place of Meeting" and "Information Concerning the Meeting— Purpose of the Meeting".

The Amalgamation

Louvem and Subco, a wholly-owned subsidiary of Richmont, will amalgamate under Part IA of the Companies Act and Minority Shareholders will ultimately receive one share of Richmont for each 5.4 shares of Louvem held, the whole pursuant to the terms of the Amalgamation Agreement and the Acquisition Agreement. Minority Sareholders may also receive cash for their Odd Lots. See "Amalgamation Mechanics" in the body of the Circular. The Amalgamation Agreement is attached as Appendix B — Amalgamation Agreement to this Circular and a copy of the Acquisition Agreement can be found on SEDAR at www.sedar.com. The Amalgamation will become effective after the required approvals from Louvem Shareholders have been obtained, all other conditions precedent to the Amalgamation set forth in the Acquisition Agreement have been satisfied or waived and the Certificate of Amalgamation has been issued. The Effective Date is expected to occur on or about June 30, 2010. See "The Amalgamation" and "The Acquisition Agreement".

Background to the Amalgamation

On March 31, 2010, Louvem and Richmont jointly announced that Richmont had notified Louvem of its intention to acquire all of the issued and outstanding Louvem Shares not currently owned by Richmont, and that Richmont had entered into Support Agreements with the Supporting Shareholders holding approximately 54% of the issued and outstanding Louvem Shares owned by the Minority Shareholders and pursuant to which, notably, Supporting Shareholders had agreed to vote in favour of the Amalgamation all of the Louvem Shares held by them.

Soon thereafter, Louvem constituted the Special Committee to assess Richmont's proposal and retained KPMG to act as financial advisor and to provide a Fairness Opinion. On May 18, 2010, Louvem and Richmont entered into the Amalgamation Agreement and into the Acquisition Agreement.

Recommendation of  the Board of Directors

The Special Committee unanimously recommended the Amalgamation to the Board and advised the Board to recommend that Minority Shareholders vote FOR the Amalgamation Resolution. The Board has reviewed carefully the Acquisition Agreement, the Amalgamation Agreement, the recommendation of the Special Committee and the Fairness Opinion of KPMG. The Board also reviewed other relevant matters such as those described in "The Amalgamation—Reasons for the Recommendation" and has been made aware of the Support Agreements.

Based upon the foregoing and after consultation with its legal and financial advisors, the Board has determined that the Amalgamation is fair to the Minority Shareholders and is in the best interests of both Louvem and the Minority Shareholders. Therefore, the Board unanimously (other than Martin Rivard, a director and senior officer of both Louvem and Richmont who was required to abstain) recommends that the Minority Shareholders vote FOR the Amalgamation Resolution.

Reasons for the Recommendation

In order to arrive at its conclusion and recommendation, the Board of Directors considered numerous factors, including, among other things, the following:

•         Simplified Business and Structure: The Amalgamation provides for an effective and efficient method to fully combine, streamline and simplify the businesses of Louvem and Richmont.

•         Attractive Consideration: Louvem Shareholders will ultimately receive one (1) share of Richmont for each 5.4 Louvem Shares held of record or beneficially as of the Record Date. Such consideration represents for Louvem Shareholders a premium of approximately 48% based on the respective closing prices on the TSX–V and TSX of Louvem Shares and Richmont Shares on March 30, 2010, the last trading day before Richmont's announcement of its intention to acquire all issued and outstanding Louvem Shares owned by Minority Shareholders. The closing price of the Richmont Shares on the TSX on March 30, 2010 was $4.08.

•         Enhanced Public Float and Liquidity: The Amalgamation will provide Louvem Shareholders with a better market liquidity as compared to a situation where Louvem and Richmont would remain separate public entities.

•         Fairness Opinion: The Fairness Opinion provided by KPMG is to the effect that, as at April 30, 2010, and based upon the assumptions, limitations and considerations set forth therein, the consideration to be received under the Amalgamation is fair, from a financial point of view, to the Minority Shareholders.

•         Support from Minority Shareholders: Richmont has entered into Support Agreements with Supporting Shareholders holding approximately 54% of the issued and outstanding Louvem Shares owned by the Minority Shareholders, pursuant to which, among other things, Supporting Shareholders have agreed to vote in favour of the Amalgamation all of the Louvem Shares held by them, on the terms and subject to the conditions set forth in the Support Agreements.

•         Support from Richmont: The Amalgamation is proposed by Richmont which owns approximately 70% of the Louvem Shares. In addition, Richmont indicated in a letter to the independent directors of Louvem that it would not vote its Louvem Shares for any transaction other than the Amalgamation.

•         Business Continuation: Richmont will continue and develop the business of Louvem, which will be managed by the same experienced team of professionals and Louvem Shareholders receiving Richmont Shares will continue to share in the growth of the combined business.

Louvem Shareholder Approval Required for the Amalgamation

For the Amalgamation to be implemented, the Amalgamation Resolution must be approved by: (i) at least 66 2/3% of the votes cast by all Louvem Shareholders; and (ii) a simple majority of the votes cast on the Amalgamation Resolution by the Minority Shareholders, in each case present in person or by proxy at the Meeting. See "The Amalgamation — Amalgamation Mechanics — Louvem Shareholder Approval Required for the Amalgamation" and "The Amalgamation — Canadian Securities Law Matters — Protection of Minority Securityholders".

Richmont has entered into Support Agreements with Supporting Shareholders holding approximately 54% of the issued and outstanding Louvem Shares owned by the Minority Shareholders, pursuant to which, among other things, Supporting Shareholders have agreed to vote in favour of the Amalgamation all of the Louvem Shares held by them, on the terms and subject to the conditions set forth in the Support Agreements. See "The Amalgamation — Amalgamation Mechanics".

Amalgamation Mechanics

On the Business Day preceding the filing of the Articles of Amalgamation with the Enterprise Registrar, Richmont shall: (i) subscribe to that certain number of Subco Shares for an aggregate subscription amount not less than the aggregate Redemption Amounts, and (ii) transfer all its Louvem Shares to Subco in consideration for Subco Shares.

On the Effective Date, Louvem and Subco shall be amalgamated and shall continue as one and the same company, being Amalco, under the Companies Act. Upon the Amalgamation becoming effective, the Louvem Shares outstanding immediately prior to the Effective Date  shall be cancelled and the Louvem Shareholders (other than Subco) shall receive such number of Richmont Shares as is equal to the quotient obtained by dividing the number of Louvem Shares held by 5.4 provided that: (i) if for a given Louvem Shareholder, such calculation results in a number which is not comprised solely of a Board Lot or integer multiples thereof or is comprised solely of an Odd Lot, such Louvem Shareholder shall receive Amalco Redeemable Shares for such shares that are not comprised solely of a Board Lot or solely of an Odd Lot, and, upon redemption of those shares, a cash payment, unless the Louvem Shareholder elects, in the Letter of Transmittal and Election Form, to receive Richmont Shares in lieu of such Amalco Redeemable Shares; and (ii) no fractional Richmont Shares will be issued under the Amalgamation, and any resulting fractional Richmont Share shall be rounded down, to the closest whole number, and the Louvem Shareholder will receive the net cash proceeds of such fractional Richmont Share.

For a complete description of the mechanics of the Amalgamation, see the Amalgamation Agreement substantially in the form attached as Appendix B — Amalgamation Agreement to this Circular.

Procedure for the Surrender of Share Certificates and Payment

In order to receive, as soon as possible following the Effective Date, the Richmont Shares and/or Redemption Amount, as the case may be, to which they are entitled, Louvem Shareholders should return Louvem Share Certificates, the duly completed Letter of Transmittal and Election Form and such other documents as the Depository may in its discretion consider acceptable on or before the Election Deadline. See "The Amalgamation — Amalgamation Mechanics— Procedure for the Surrender of Share Certificates and Payment".

The details of the procedures for the deposit of Louvem Share Certificates and the delivery by the Depository of the Shares and/or Redemption Amount, as the case may be, are set out in the Letter of Transmittal and Election Form accompanying this Circular.

In order to make a valid election with respect to the Odd Lot Alternative, Louvem Shareholders are required to return the duly completed Letter of Transmittal and Election Form at or before the Election Deadline. Any Louvem Shareholder who fails to complete and return a Letter of Transmittal and Election Form prior to the Election Deadline, as provided in the Amalgamation Agreement, will be deemed to have elected to receive Amalco Redeemable Shares in lieu of any Odd Lot.

Louvem Shareholders whose Louvem Shares are registered in the name of a broker, investment dealer, bank, trust company or other intermediary should contact that intermediary for instructions and assistance in delivering share certificates representing those Louvem Shares.

Canadian Income Tax Considerations for Louvem Shareholders

This summary is qualified in its entirety by the more detailed summary of the Canadian income tax considerations set forth in the Section of this Circular entitled "Certain Canadian Tax Considerations for Louvem Shareholders". Louvem Shareholders should read carefully the information under such Section which qualifies the information set forth below, and should consult their own tax advisors. No advance tax rulings have been sought or obtained with respect to any of the transactions described in this Circular.

No gain or loss will be recognized by a Louvem Shareholder upon the Amalgamation and the aggregate adjusted cost base to Louvem Shareholders in respect of their Amalco Redeemable Shares and/or Richmont Shares (including any fractional Richmont Share that is not issued to the Louvem Shareholder but is rather issued to the Depository as agent for the Louvem Shareholder as set out under "The Amalgamation — Amalgamation Mechanics") received upon the Amalgamation will be equal to the aggregate adjusted cost base of the Louvem Shares which are converted upon the Amalgamation. To the extent that a Louvem Shareholder acquires both Amalco Redeemable Shares and Richmont Shares (including any fractional Richmont Share that is not issued to the Louvem Shareholder but rather is issued to the Depository as agent for the Louvem Shareholder as set out under "The Amalgamation — Amalgamation Mechanics"), the adjusted cost base of his former Louvem Shares must be allocated between the Amalco Redeemable Shares and the Richmont Shares in accordance with their relative fair market value. The redemption of the Amalco Redeemable Shares will constitute a disposition by such Louvem Shareholder for proceeds of disposition equal to the Redemption Amount per Amalco Redeemable Share. To the extent such proceeds of disposition exceed, or are exceeded by, the adjusted cost base of the Amalco Redeemable Shares, a Louvem Shareholder will realize a capital gain or sustain a capital loss, as the case may be. The adjusted cost base to a Louvem Shareholder of the Richmont Shares (including any fractional Richmont Share that is not issued to the Louvem Shareholder but rather is issued to the Depository as agent for the Louvem Shareholder as set out under "The Amalgamation — Amalgamation Mechanics") will be averaged with any other Richmont Shares held by such Louvem Shareholder. The sale of any fractional Richmont Share by the Depository as agent for the Louvem Shareholder (see "The Amalgamation — Amalgamation Mechanics") will constitute a disposition by such Louvem Shareholder of the fractional Richmont Share for proceeds of disposition equal to the proceeds of such sale. To the extent such proceeds of disposition exceed, or are exceeded by, the adjusted cost base of the fractional Richmont Share and any reasonable costs of disposition, including brokerage sales commissions, Louvem Shareholders will realize a capital gain or sustain a capital loss, as the case may be.

See "Certain Canadian Tax Considerations for Louvem Shareholders" for a summary of the principal Canadian federal income tax considerations generally applicable to certain Louvem Shareholders on the Amalgamation. Louvem Shareholders should consult their own tax advisors with respect to the consequences that are applicable to their own particular circumstances.

Louvem Shareholders who are citizens or residents of the United States should consult with their own tax advisors regarding any possible U.S. income tax consequences resulting from the Amalgamation.

Information Concerning the Meeting

Purpose of the Meeting

The information contained in this Circular is furnished in connection with the solicitation of proxies by or on behalf of management of Louvem for use at the Meeting. At the Meeting, Louvem Shareholders will receive the Louvem Financial Statements and will be asked to consider and vote on the election of directors, the appointment of auditors, the Amalgamation Resolution and such other business as may properly come before the Meeting.

The Board has determined that the Amalgamation is fair to the Minority Shareholders and is in the best interests of both Louvem and the Minority Shareholders. Therefore, the Board unanimously (with Martin Rivard abstaining from voting since he is a director and executive officer of each of Louvem and Richmont) recommends that the Minority Shareholders vote FOR the Amalgamation Resolution.

If the Amalgamation Resolution is duly approved and the conditions to the Amalgamation are satisfied, then, upon the completion of the Amalgamation, the directors and the auditors of Amalco resulting from the Amalgamation would be those indicated in the Amalgamation Agreement.

Date, Time and Place of Meeting

The Meeting will be held at 1155 René-Lévesque Blvd. West, 40th Floor, Montréal, QC H3B 3V2, on June 18, 2010, at 10:00 a.m. (Montreal time).

Solicitation and Appointment of Proxies

The persons named in the enclosed form of proxy, which are all directors or executive officers of Louvem, are representatives of the management of Louvem. A Louvem Shareholder who wishes to appoint some other person for representation at the Meeting may do so by inserting the name of the person proposed in the blank space provided on the enclosed form of proxy or by completing another acceptable form of proxy. Such other person need not be a Louvem Shareholder. If the Louvem Shareholder is not an individual, it must have the proxy executed by a duly authorized officer or properly appointed attorney.

To be valid, the enclosed form of proxy must be signed, dated and returned to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 before 5:00 p.m. (Montreal time) on June 16, 2010 or, in the event that the Meeting is adjourned or postponed, then not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is reconvened or the postponed Meeting is convened. Such form of proxy must be returned in the enclosed envelope provided for that purpose to Computershare or otherwise by hand delivery or courier to Computershare.

It is expected that solicitation of proxies will be made primarily by mail but proxies may also be solicited personally by employees or agents of Louvem. Louvem may retain persons as it deems necessary to aid in the solicitation of proxies with respect to the Meeting. The total cost of soliciting proxies and mailing the Meeting Materials in connection with the Meeting will be borne by Louvem.

Non-Registered Holders

If you are a Non-Registered Holder (that is, if your Louvem Shares are registered in the name of an intermediary such as a securities broker, clearing agency, financial institution, trustee or custodian), you should carefully follow the instructions on the request for voting instructions or form of proxy that you receive from the intermediary, in order to vote the Louvem Shares that you hold with that intermediary. Non-Registered Holders should follow the voting instructions provided to them by their intermediary.

Since Louvem generally does not have access to the names of its Non-Registered Holders, if you wish to attend the Meeting and vote in person, you should insert your own name in the blank space provided in the request for voting instructions or form of proxy to appoint yourself as proxy holder and then follow your intermediary's instructions for returning the request for voting instructions or proxy form.

Revocation of Proxies

A Registered Shareholder who has given a proxy may revoke such proxy by:

•         completing and signing a proxy bearing a later date and depositing it with the Depository as described above;

•         depositing an instrument in writing executed by the Louvem Shareholder or by the Louvem Shareholder's attorney authorized in writing (A) at the registered office of Louvem not less than 48 hours preceding the day of the Meeting, or any adjournment or postponement of the Meeting, at which the proxy is to be used or (B) with the scrutineers of the Meeting, to the attention of the chair of the Meeting, prior to the commencement of the Meeting on the day of the Meeting, or any adjournment or postponement thereof; or

•         in any other manner permitted by law.

If you are a Non-Registered Holder, you may revoke voting instructions that you have given to your intermediary at any time by written notice to the intermediary. However, your intermediary may be unable to take any action on the revocation if you do not provide your revocation sufficiently in advance of the Meeting.

Voting of Proxies

The management representatives designated in the enclosed form of proxy will vote the Louvem Shares in respect of which they are appointed proxyholders on any ballot that may be called for in accordance with the instructions of the Louvem Shareholder as indicated on the form of proxy. In the absence of such direction, the Louvem Shares will be voted by the management representatives:

•         FOR electing as directors  of Louvem the directors nominated in the Circular;

•         FOR appointing as auditors of Louvem Raymond Chabot Grant Thornton LLP, and FOR authorizing the Audit Committee to fix their remuneration; and

•         FOR passing the Amalgamation Resolution.

Discretionary Authority

The management of Louvem does not intend to present and does not have any reason to believe that others will present, at the Meeting, any item of business other than those set forth in this Circular. However, if any other business is properly presented at the Meeting and may properly be considered and acted upon, proxies will be voted by those named in the form of proxy in their sole discretion, including with respect to any amendments or variations to the matters identified in this Circular.

Voting Securities and Principal Holders of Voting Securities

Each Louvem Shareholder of record on the Record Date is entitled to receive notice of, and will be entitled to vote at, the Meeting. As of the Record Date, Louvem had outstanding 25,929,689 Louvem Shares, each carrying one vote. Each Louvem Shareholder is entitled to one vote at the Meeting or any adjournment thereof for each Louvem Share registered in the holder's name as at the Record Date, notwithstanding any transfer of any Louvem Shares on the books of Louvem after the Record Date.

To the knowledge of the Board and officers of Louvem, as of the Record Date, the only people who beneficially own, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Louvem Shares are Richmont, which beneficially owns 18,147,790 Louvem Shares, representing approximately 70% of all outstanding Louvem Shares as of the Record Date and Mr. Raymond Jémus (a Supporting Shareholder) who beneficially owns or controls 2,843,900 Louvem Shares, representing approximately 11% of all outstanding Louvem Shares as of the Record Date.

Richmont has entered into Support Agreements with Supporting Shareholders holding approximately 54% of the issued and outstanding Louvem Shares owned by the Minority Shareholders, pursuant to which Supporting Shareholders have agreed to (i) vote in favour of the Amalgamation all of the Louvem Shares held by them, on the terms and subject to the conditions set forth in such agreements, (ii) vote all of their Louvem Shares against any proposal or question otherwise likely to reduce the likelihood of, or interfere with, the completion of the Amalgamation, and (iii) not to sell, assign, transfer, dispose of, hypothecate, alienate or encumber in any way, or tender to any offer, any of their Louvem Shares.

Securityholder Approval

For the Amalgamation to be implemented, the Amalgamation Resolution must be approved by: (i) at least 66⅔% of the votes cast by all Louvem Shareholders; and (ii) a simple majority of the votes cast on the Amalgamation Resolution by the Minority Shareholders, in each case present in person or by proxy at the Meeting and entitled to vote. Furthermore, the terms, restrictions and conditions of the articles and by-laws of Louvem, including quorum requirements and all other matters, shall be complied with, the whole in accordance with the Companies Act. See "The Amalgamation — Amalgamation Mechanics — Louvem Shareholder Approval Required for the Amalgamation" and "The Amalgamation — Canadian Securities Law Matters — Protection of Minority Securityholders.

The election of directors, the appointment of auditors, the authorization for the Audit Committee to fix the auditors' remuneration and, generally, such other business as may properly come before the Meeting, will each be determined by the majority of the votes cast at the Meeting by proxy or in person.

The Amalgamation

Background to the Amalgamation

Commercial production started at the Beaufor Mine in early 1996, when Richmont had approximately a 36% equity interest in Louvem. Louvem has a 50% participation in the Beaufor Mine joint venture, which is its principal asset. In 1997, Richmont increased its equity interest in Louvem to approximately 69% of the issued and outstanding Louvem Shares. In 2002, the respective business of Louvem and Richmont were further integrated when Richmont acquired from Aurizon Mines Ltd. the remaining 50% participation in the Beaufor Mine's joint venture. Hence, each of Louvem and Richmont currently owns a 50% participation in the Beaufor Mine's joint venture.

On March 18, 2010, taking into consideration, among other things, the current corporate structures of Richmont and Louvem, and other reasons set out under the heading "The Amalgamation — Reasons for the Recommendation", Richmont approached the Board of Directors with a proposal pursuant to which Richmont would acquire all of the issued and outstanding Louvem Shares that it did not currently owned.

On March 31, 2010, Louvem and Richmont jointly announced that Richmont had notified Louvem of its intention to acquire all of the issued and outstanding Louvem Shares not currently owned by Richmont, and that Richmont had entered into Support Agreements with Supporting Shareholders holding approximately 54% of the issued and outstanding Louvem Shares owned by the Minority Shareholders and pursuant to which, notably, Supporting Shareholders had agreed to vote in favour of the Amalgamation all of the Louvem Shares held by them.

Soon thereafter, Louvem constituted the Special Committee to assess Richmont's proposal and retained KPMG to act as financial advisor and to provide a Fairness Opinion. On May 18, 2010, Louvem and Richmont entered into the Amalgamation Agreement and into the Acquisition Agreement.

Recommendation of the Special Committee

The Special Committee reviewed carefully the Acquisition Agreement, the Amalgamation Agreement and the Fairness Opinion. The Special Committee also reviewed other relevant matters such as those discussed under the heading "The Amalgamation — Reasons for the Recommendation" and has been made aware of the Support Agreements. Based upon the foregoing and after consultation with its legal and financial advisors, the Special Committee has determined that the Amalgamation is fair to the Minority Shareholders and is in the best interests of both Louvem and the Minority Shareholders. Accordingly, the Special Committee unanimously recommended the Amalgamation to the Board and advised the Board to recommend that Minority Shareholders vote FOR the Amalgamation Resolution.

Recommendation of the Board of Directors

The Board has reviewed carefully the Acquisition Agreement, the Amalgamation Agreement, the recommendation of the Special Committee and the Fairness Opinion of KPMG. The Board also reviewed other relevant matters such as those discussed under the heading "The Amalgamation — Reasons for the Recommendation" and has been made aware of the Support Agreements.

Based upon the foregoing and after consultation with its legal and financial advisors, the Board has determined that the Amalgamation is fair to the Minority Shareholders and is in the best interests of both Louvem and the Minority Shareholders. Therefore, the Board unanimously (other than Martin Rivard, a director and senior officer of both Louvem and Richmont who was required to abstain) recommends that the Minority Shareholders vote FOR the Amalgamation Resolution.

Fairness Opinion

Louvem retained KPMG to act as its financial advisor in connection with the proposed Amalgamation. In connection with such engagement, Louvem requested that KPMG evaluate the fairness, from a financial point of view, to the Minority Shareholders of the consideration offered pursuant to the Amalgamation. At a meeting of the Special Committee held to evaluate the proposed Amalgamation, KPMG delivered to the Board a written opinion (the "Fairness Opinion"), to the effect that, as at April 30, 2010, and based upon the assumptions, limitations and considerations set forth therein, the consideration to be received under the Amalgamation is fair, from a financial point of view, to the Minority Shareholders.

The full text of the Fairness Opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by KPMG. The full text of the Fairness Opinion is attached as Appendix C — Fairness Opinion of KPMG and is incorporated by reference into this Circular in its entirety.

The Fairness Opinion is directed only to the fairness, from a financial point of view, of the consideration offered pursuant to the Amalgamation and do not address any other aspect of the Amalgamation or any related transaction. The Fairness Opinion does not address the relative merits of the Amalgamation or any related transaction as compared to other business strategies or transactions that might be available to Louvem or the underlying business decision of Louvem to effect the Amalgamation or any related transaction. The Fairness Opinion does not constitute a recommendation to any Minority Shareholder as to how such Minority Shareholder should vote or act with respect to any matters relating to the Amalgamation.

Under the terms of the engagement entered into with KPMG, Louvem has agreed to pay to KPMG customary fees for their financial advisory services in connection with the Amalgamation. The payment of such fees is not conditional upon the realization of the Amalgamation. In addition, Louvem has agreed to reimburse KPMG for its reasonable out-of-pocket expenses, and to indemnify KPMG in certain circumstances.

Reasons for the Recommendation

In reaching their conclusion and making their recommendation, the members of the Board of Directors relied on the review and analysis described below, on discussions with officers of Louvem and on the recommendation of the Special Committee.

In order to arrive at its conclusion and recommendation, the Board of Directors also obtained the advice of its legal and financial advisors. The Board of Directors considered numerous factors, including, among other things, the following:

•         Simplified Business and Structure: The Amalgamation provides for an effective and efficient method to fully combine, streamline and simplify the businesses of Louvem and Richmont.

•         Attractive Consideration: Louvem Shareholders will ultimately receive one Richmont Share for each 5.4 Louvem Shares held of record or beneficially on the Record Date. Such consideration represents for Louvem Shareholders a premium of approximately 48% based on the respective closing prices on the TSX‑V and the TSX of Louvem Shares and Richmont Shares on March 30, 2010, the last trading day before Richmont's announcement of its intention to acquire all issued and outstanding Louvem Shares owned by Minority Shareholders. The closing price of the Richmont Shares on the TSX on March 30, 2010 was $4.08.

•         Enhanced Public Float and Liquidity: The Amalgamation will provide Louvem Shareholders with a better market as compared to a situation where Louvem and Richmont would remain separate liquidity public entities.

•         Fairness Opinion: The Fairness Opinion provided by KPMG is to the effect that, as at April 30, 2010, and based upon the assumptions, limitations and considerations set forth therein, the consideration to be received under the Amalgamation is fair, from a financial point of view, to the Minority Shareholders.

•         Support from Minority Shareholders: Richmont has entered into Support Agreements with Supporting Shareholders holding approximately 54% of the issued and outstanding Louvem Shares owned by the Minority Shareholders, pursuant to which, among other things, Supporting Shareholders have agreed to vote in favour of the Amalgamation all of the Louvem Shares held by them, on the terms and subject to the conditions set forth in the Support Agreements.

•         Support from Richmont: The Amalgamation is proposed by Richmont which owns approximately 70% of the Louvem Shares. In addition, Richmont indicated in a letter to the independent directors of Louvem that it would not vote its Louvem Shares for any transaction other than the Amalgamation.

•         Business Continuation: Richmont will continue and develop the business of Louvem, which will be managed by the same experienced team of professionals and Louvem Shareholders receiving Richmont Shares will continue to share in the growth of the combined business.

The foregoing discussion of the information and factors considered by the Board of Directors is not intended to be exhaustive, but addresses the major information and factors considered by the Board of Directors in its consideration of the transaction. In reaching its conclusion, the Board of Directors did not find it practical and did not assign any relative or specific weight to the different factors which were considered, and individual members of the Board may have given different weight to different factors.

Louvem Shareholder Approval Required for the Amalgamation

For the Amalgamation to be implemented, the Amalgamation Resolution must be approved by: (i) at least 66⅔% of the votes cast by all Louvem Shareholders; and (ii) a simple majority of the votes cast on the Amalgamation Resolution by the Minority Shareholders, in each case present in person or by proxy at the Meeting and entitled to vote. Furthermore, the terms, restrictions and conditions of the articles and by-laws of Louvem, including quorum requirements and all other matters, shall be complied with, the whole in accordance with the Companies Act.

To the knowledge of officers and directors of Louvem, after reasonable inquiry, the only Louvem Shareholder that is not a Minority Shareholder is Richmont and, pursuant to the foregoing, for the Amalgamation to be implemented, the Amalgamation Resolution will have to be approved by a simple majority of the votes cast on the Amalgamation Resolution by the Louvem Shareholders other than Richmont. See "The Amalgamation — Canadian Securities Law Matters ‑ Protection of Minority Securityholders".

Richmont has entered into support agreements (the "Support Agreements") with shareholders, being Raymond Jémus, Francine Jémus, Michel Tardif and Jacques Vézina (collectively, the "Supporting Shareholders") holding approximately 54% of the issued and outstanding Louvem Shares owned by the Minority Shareholders, pursuant to which Supporting Shareholders have agreed to: (i) vote in favour of the Amalgamation all of the Louvem Shares held by them, on the terms and subject to the conditions set forth in such agreements; (ii) vote all of their Louvem Shares against any proposal or question otherwise likely to reduce the likelihood of, or interfere with, the completion of the Amalgamation; and (iii) not to sell, assign, transfer, dispose of, hypothecate, alienate or encumber in any way, or tender to any offer, any of their Louvem Shares.

Plans for Amalco After the Amalgamation

Richmont does not have, as of the date of this Circular, any specific plans or proposals for any material corporate transaction involving Amalco after the completion of the Amalgamation.

Amalgamation Mechanics

Amalgamation

Pursuant to the terms of the Amalgamation Agreement, on the Business Day preceding the filing of the Articles of Amalgamation with the Enterprise Registrar, Richmont shall: (i) subscribe to that certain number of Subco Shares for an aggregate subscription amount not less than the aggregate Redemption Amounts; and (ii) transfer all its Louvem Shares to Subco in consideration for Subco Shares.

On the Effective Date, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

1.                   Louvem and Subco shall be amalgamated and shall continue in existence as one and the same company, being Amalco, under the Companies Act, on the terms and conditions set out in the Amalgamation Agreement.
2.                   Upon the Amalgamation becoming effective:
(i)                   each of the issued and outstanding Subco Shares outstanding immediately prior to the Effective Date shall be cancelled and exchanged into one (1) issued and fully paid and non-assessable Amalco Common Share;
(ii)                 the Louvem Shares outstanding immediately prior to the Effective Date shall be cancelled and the Louvem Shareholders (other than Subco) shall receive in exchange such number of Richmont Shares equal to the quotient obtained by dividing the number of Louvem Shares held by such Louvem Shareholder by 5.4 provided that: (A) if for a given Louvem Shareholder, such calculation results in a number which is not comprised solely of a Board Lot or integer multiples thereof or is comprised solely of an Odd Lot, then the provisions of Clause (iii) below shall apply; and (B) no fractional Richmont Shares will be issued under the Amalgamation, and any resulting fractional Richmont Share shall be rounded down, to the closest whole number, and the Louvem Shareholder thereof will receive the net cash proceeds of such fractional Richmont Share determined in the manner set forth under the heading "The Amalgamation — Amalgamation Mechanics — Treatment of Fractional Shares";
(iii)                if for a given Louvem Shareholder, the number obtained pursuant to the calculation effected in clause (ii) above is not comprised solely of a Board Lot or integer multiples thereof or is comprised solely of an Odd Lot, then, with respect to such Odd Lot only, such Louvem Shareholder shall receive that number of Amalco Redeemable Shares which is equal to the number of Richmont Shares which comprises the Odd Lot (the "Odd Lot Alternative") unless such Louvem Shareholder elects, in the Letter of Transmittal and Election Form, to receive Richmont Shares in lieu of such Amalco Redeemable Shares. Pursuant to the Odd Lot Alternative, each Amalco Redeemable Share will be redeemed by Amalco immediately after the Effective Date for a cash consideration equal to the average closing price of Richmont Shares on the TSX during the five (5) trading day-period ended two trading days prior to the Effective Date (the "Redemption Amount"); and
(iv)               the Louvem Shares issued and outstanding immediately prior to the Effective Date and held by Subco shall be cancelled as a result of the Amalgamation.

Example With Respect to the Odd Lot Alternative

By way of an example only, and in order to illustrate the applicability of the Odd Lot Alternative, if for a given Louvem Shareholder the number of Richmont Shares obtained pursuant to the calculation effected under Subsection 2(ii) of the Amalgamation Mechanics is 720, then, such Louvem Shareholder shall receive 700 Richmont Shares and, unless such Louvem Shareholder has elected to receive an Odd Lot of 20 Richmont Shares, such Louvem Shareholder shall receive 20 Amalco Redeemable Shares which will be automatically redeemed, immediately following the Amalgamation, in consideration for the Redemption Amount per Amalco Redeemable Share to which such Louvem Shareholder is entitled.

Again, by way of an example only, and in order to illustrate the applicability of the Odd Lot Alternative, if for a given Louvem Shareholder the number of Richmont Shares obtained pursuant to the calculation effected under Subsection 2(ii) of the Amalgamation Mechanics is 40, then, and unless such Louvem Shareholder has elected to receive an Odd Lot of 40 Richmont Shares, such Louvem Shareholder shall solely receive 40 Amalco Redeemable Shares which will be automatically redeemed, immediately following the Amalgamation, in consideration for the Redemption Amount per Amalco Redeemable Share to which such Louvem Shareholder is entitled.

Treatment of Fractional Shares

No fractional Richmont Shares will be issued under the Amalgamation, and any resulting fractional Richmont Share shall be rounded down, to the closest whole number, and the Louvem Shareholder will receive the net cash proceeds of such fractional Richmont Share.

In order to replace the fractional Richmont Shares that would have otherwise been issued to Louvem Shareholders, Richmont will distribute to the Depository, as agent for the Louvem Shareholders, such number of Richmont Shares (the "Remaining Richmont Shares") as represents the sum of the fractional Richmont Shares to which the Louvem Shareholders are otherwise entitled, rounded up to the next whole number of Remaining Richmont Shares, and the Depository, as agent for the Louvem Shareholders, shall, as expeditiously as is commercially reasonable thereafter, sell the Remaining Richmont Shares through the facilities of the TSX and pay the net proceeds of such sales in Canadian dollars, after brokerage sales commissions (and applicable withholding tax), to those Louvem Shareholders who are entitled to receive a fractional Richmont Share based on their respective entitlements to Remaining Richmont Shares.

Procedure for the Surrender of Share Certificates and Payment

In order to receive, as soon as possible following the Effective Date, the Richmont Shares and/or Redemption Amount, as the case may be, to which they are entitled, Louvem Shareholders should return the Louvem Share Certificates, the duly completed Letter of Transmittal and Election Form and such other documents as the Depository may in its discretion consider acceptable on or before the Election Deadline.

As soon as practicable following the Effective Date, the surrender of Louvem Share Certificates and the delivery of the duly completed Letter of Transmittal and Election Form and such other documents as the Depository may in its discretion consider acceptable, the Depository shall deliver to Louvem Shareholders, pursuant to the terms of the Amalgamation, Richmont Shares and/or a cheque, as the case may be, without interest (net of withholding tax, if applicable). Louvem Share Certificates so surrendered will forthwith be cancelled and, until surrendered, such a Louvem Share Certificate will be deemed at all times after the Effective Date to represent only the right to receive, upon such surrender, Richmont Shares and/or, as the case may be, a cheque pursuant to the Amalgamation.

Any Louvem Share Certificates that are not presented and surrendered to the Depository as set forth herein, or any cheques payable pursuant to the Amalgamation not presented for payment, on or before the sixth anniversary of the Effective Date will, subject to the requirements of applicable law with respect to unclaimed property, cease to represent a right or claim of any kind or nature. In such cases, the right of the Louvem Shareholder thereof to receive cash will be forfeited to Amalco and the right of such Louvem Shareholder to be issued, under the Amalgamation, Richmont Shares, together with all dividends and distributions thereon, if any, will be cancelled.

If a Louvem Share Certificate has been lost, stolen or destroyed, the Depository shall, upon the making of an affidavit of that fact by the Louvem Shareholder claiming such Louvem Share Certificate to be lost, stolen or destroyed, issue in exchange for such Louvem Share Certificate, and pursuant to the terms of the Amalgamation, Richmont Shares and/or a cheque, as the case may be, in accordance with such Louvem Shareholder's duly completed Letter of Transmittal and Election Form. A Louvem Shareholder shall, as a condition precedent to the issuance thereof, give a bond satisfactory to the Depository in connection with any claim that may be made against Richmont or Amalco with respect to the Louvem Share Certificate alleged to have been lost, stolen or destroyed.

Any use of the mail to transmit a Louvem Share Certificate, a Letter of Transmittal and Election Form, and any other required documents, is at the risk of the Louvem Shareholder. If these documents are mailed, it is recommended that registered mail, with (if applicable) return receipt requested, properly insured, be used. It is each Louvem Shareholder’s responsibility to ensure that the Letter of Transmittal and Election Form is received by the Depositary. If the Amalgamation is not completed, the Letter of transmittal and Election Form will be of no effect and the Depositary will return all Louvem Share Certificates to the holders thereof as soon as possible.

The details of the procedures for the deposit of Louvem Share Certificates and the delivery by the Depository of the Richmont Shares and/or payment by the Depository of the Redemption Amount are respectively set out in the Letter of Transmittal and Election Form accompanying this Circular. Louvem Shareholders who do not have the Letter of Transmittal and Election Form should contact the Depository. The Letter of Transmittal and Election Form can also be found on SEDAR at www.sedar.com.

In order to make a valid election with respect to the Odd Lot Alternative, Louvem Shareholders are required to return the duly completed Letter of Transmittal and Election Form at or before the Election Deadline.

Any Louvem Shareholder who fails to complete and return a Letter of Transmittal and Election Form prior to the Election Deadline will be deemed to have elected to receive Amalco Redeemable Shares in lieu of any Odd Lot as set out under "The Amalgamation — Amalgamation Mechanics".

Louvem Shareholders whose Louvem Shares are registered in the name of a broker, investment dealer, bank, trust company or other intermediary should contact that intermediary for instructions and assistance in delivering share certificates representing those Louvem Shares.

Redemption of Amalco Redeemable Shares

Immediately following the Amalgamation, Amalco will automatically redeem all of the outstanding Amalco Redeemable Shares in consideration for the aggregate Redemption Amounts. No notice of redemption or other act or formality on the part of Amalco shall be required to redeem the Amalco Redeemable Shares and no certificates for the Amalco Redeemable Shares shall be issued to holders of such Amalco Redeemable Shares.

Louvem Shareholders will, upon the redemption of such Amalco Redeemable Shares, cease to be shareholders of Amalco and will be entitled only to receive, pursuant to the terms of the Amalgamation, a cheque representing the Redemption Amount per Amalco Preferred Share . Such holders shall not be entitled to exercise any shareholder's rights in respect thereof except to receive from the Depository the payment of such Redemption Amount. Under no circumstances will interest on the Redemption Amount be payable by Amalco or the Depository as a result of any delay or otherwise.

No Dissenting Shareholders' Rights

Shareholders of companies incorporated under the Companies Act do not have a "right of dissent" with respect to amalgamations. A "right of dissent" may generally be described as a specified statutory provision which provides a shareholder opposing a material change to the corporate structure of a company or its share capital, which has otherwise been approved by the shareholders in accordance with applicable law, the right to be paid the fair value for his or her shares or to ask a competent tribunal to determine this fair value.

Canadian Securities Law Matters

The following is a brief summary of considerations applicable to the Amalgamation and transactions contemplated thereby under Canadian securities law.

Status under Canadian Securities Law

Louvem is a reporting issuer in Alberta, British Columbia, Ontario and Quebec. Louvem Shares currently trade on the TSX-V under the symbol "LOV". Richmont Shares currently trade on the TSX and on NYSE Amex under the symbol "RIC". It is a condition to the completion of the Amalgamation that the Richmont Shares issuable under the terms thereof be approved for listing on each of the TSX and NYSE Amex, subject to the filing of required documentation, notice of issuance and/or other usual requirements and compliance with applicable Canadian and United States securities laws. The TSX has conditionally approved the listing of the Richmont Shares issuable under the Amalgamation and Richmont has applied to the NYSE Amex for the listing of the Richmont Shares issuable under the Amalgamation. Listing is subject to Richmont fulfilling all requirements of the TSX and the NYSE Amex in that respect.

Issue and Resale of Richmont Shares

Each Louvem Shareholder is urged to consult its professional advisors to determine the conditions and restrictions applicable under Canadian law to trades in Richmont Shares.

The issuance of Richmont Shares in connection with the Amalgamation will be exempt from the prospectus and registration requirements of applicable Canadian securities law. Subject to the further limitations applicable to U.S. Louvem Shareholders receiving Richmont Shares described below in the section entitled "U.S. Securities Law Matters", the sale of Richmont Shares received pursuant to the Amalgamation will be free from restriction on the first trade of such Richmont Shares provided that: (i) such sale is not a control distribution; (ii) no unusual effort is made to prepare the market or to create a demand for the Richmont Shares; (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale; and that (iv) if the selling security holder is an insider or officer of Richmont, the selling security holder has no reasonable grounds to believe that Richmont is in default of Canadian securities law.

Protection of Minority Securityholders

Louvem, as a reporting issuer in Alberta, British Columbia, Ontario and Quebec is, among other things, subject to MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure the protection and fair treatment of minority securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and, in certain instances, approval and oversight of certain transactions by a special committee of independent directors. The protections afforded by MI 61-101 apply notably to "business combinations" within the meaning of MI 61-101.

The Amalgamation constitutes a "business combination" within the meaning of MI 61-101. The Amalgamation also constitutes a "related party transaction" within the meaning of MI 61-101. However, since the Amalgamation is a business combination carried out in accordance with MI 61-101 or an exemption therefrom, the related party transaction provisions do not apply. Louvem and Richmont intend to carry out the Amalgamation in accordance with business combination provisions of MI 61-101 in such a way that the related party transaction provisions of MI 61-101 will not apply to the Amalgamation.

MI 61-101 provides that, unless exempted, a reporting issuer proposing to carry out a business combination is required to prepare a formal valuation of the "affected securities" within the meaning of MI 61-101 and, subject to certain exceptions, any non-cash consideration being offered therefore, and then provide to the holders of such affected securities a summary of such valuation. Louvem intends to rely on the exemption provided for in Section 4.4(1)(a) of MI 61-101, which exempts Louvem from complying with the formal valuation requirements of MI 61-101 by virtue of the Louvem Shares being listed on the TSX-V, and not on any of the "specified markets" set out in Section 4.4(1)(a) of MI 61-101. After reasonable inquiry, no director or executive officer of Louvem is aware of a valuation in respect of Louvem in the 24 months before the date of this Circular or, other than the Monique’s Offer, of any bonafide prior offer received in the 24 months before the date of this Circular. See "Information Regarding Louvem — Monique’s Offer".

MI 61-101 further provides that, unless exempted, a reporting issuer proposing to carry out a business combination is required to obtain the approval of a simple majority of the votes cast by minority securityholders of each class of affected securities, in addition to any other required securityholders' approval. With respect to the Amalgamation, the minority securityholders will be all Louvem Shareholders other than Richmont. To the knowledge of Louvem and Richmont, after reasonable inquiry, there is no Louvem Shareholder other than Richmont that is not Minority Shareholders with respect to the Amalgamation, and only the votes attached to the 18,147,790 Louvem Shares owned by Richmont are required to be excluded in determining whether simple majority of the votes cast by minority securityholders is obtained for the purposes of MI 61-101.

Louvem is also subject, among other things, to Policy 5.9  — Protection of Minority Security Holders in Special Transactions of the TSX-V and Policy 5.4  — Escrow, Vendor Consideration and Resale Restrictions of the TSX-V and satisfactory evidence of the value of the Louvem Shares has been submitted in accordance with such policy.

U.S. Securities Law Matters

The securities issuable in connection with the Amalgamation have not been approved or disapproved by the SEC or the securities regulatory authorities in any state, nor has the SEC or the securities regulatory authorities in any state passed on the fairness or merits of the Amalgamation or the adequacy or accuracy of this management information circular. Any representation to the contrary is a criminal offence.

The Richmont Shares and the Amalco Redeemable Shares to be issued under the Amalgamation have not been nor will they be registered under the U.S. Securities Act or any state securities or "blue sky" laws and, to the extent that registration would otherwise be required, are being issued in reliance on the exemption from registration set forth in Regulation S under the U.S. Securities Act and insofar as any such securities are to be issued to U.S. shareholders, on Section 4(2) of the U.S. Securities Act and Rule 802 promulgated thereunder. Louvem, Richmont and Subco are companies existing under the laws of the Province of Québec, Canada. The Richmont Shares to be issued to U.S. shareholders of Louvem in the Amalgamation shall be deemed to constitute "restricted securities" as defined in Rule 144 promulgated under the U.S. Securities Act and may not be sold, transferred or otherwise disposed of except pursuant to an effective registration statement filed with the SEC or in compliance with Rule 144, Rule 904 or another available exemption from such registration.  The Richmont Shares may be saleable through the facilities of the TSX in compliance with the provisions of Rule 904 promulgated under the U.S. Securities Act or through the facilities of the NYSE Amex in compliance with the provisions of Rule 144. However both such Rules contain certain requirements which may impose restrictions on persons seeking to rely on their provisions. The certificates evidencing the Richmont Shares to be issued to U.S. Louvem Shareholders shall bear appropriate restrictive legends evidencing such restrictions on transfer or other disposition. Richmont is under no obligation to prepare and file any such registration statement with SEC or to make such Rule or any other exemption from registration available for any such resales. Each Louvem Shareholder who is a citizen or resident of the United States is urged to consult its professional advisors to determine the conditions and restrictions applicable under U.S. securities laws, to trades in Richmont Shares.

Expenses of the Amalgamation

Except as otherwise indicated, the Acquisition Agreement provides that each of the parties shall pay its own legal, financial, advisory, accounting and other costs and expenses incurred in connection with the Amalgamation and any other costs and expenses whatsoever and howsoever incurred.

Delisting and Reporting Issuer Status

Following the Effective Date, the Louvem Shares will be delisted from the TSX-V and Louvem will submit the required applications seeking a decision that it cease being a reporting issuer in those jurisdictions in Canada in which it currently has reporting issuer or equivalent status.

The Acquisition Agreement

The following description of certain material provisions of the Acquisition Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Acquisition Agreement, a copy of which was filed on SEDAR and is available through the internet at www.sedar.com.

Representations and Warranties

The Acquisition Agreement contains representations and warranties of Louvem and Richmont to each other as of specific dates. Such representations and warranties were made solely for purposes of the contract between Louvem and Richmont and may be subject to important qualifications and limitations agreed to by Louvem and Richmont in connection with negotiating its terms. Certain representations and warranties may not be accurate or complete as of any specified date because they are subject to a contractual standard of materiality different from those generally applicable under securities law or were used for the purpose of allocating risk between Louvem and Richmont rather than establishing matters as facts. For the foregoing reasons, Louvem Shareholders should not rely on the representations and warranties contained in the Acquisition Agreement as statements of factual information.

Board Approval and Recommendation

Louvem represented and warranted to Richmont, as of the date of the Acquisition Agreeement, that: (i) the Board had determined unanimously (excluding any interested directors), after consulting its legal and financial advisors and receiving the recommendation of the Special Committee and the Fairness Opinion, that the Amalgamation is fair to Minority Shareholders and that the Amalgamation is in the best interests of Louvem and the Minority Shareholders, and accordingly, had unanimously (excluding any interested directors) approved the entering into of the Acquisition Agreement and the Amalgamation Agreement, and the making of a recommendation that Minority Shareholders vote all of their Louvem Shares in favor of the Amalgamation Resolution; and that (ii)  each director of Louvem had indicated his intention to vote all of his Louvem Shares in favor of the Amalgamation Resolution and has agreed that references to such intention may be made in the Circular.

Covenants of the Parties

Conduct of Business by Louvem

Louvem also agreed that, prior to the Effective Date, unless Richmont shall otherwise agree in writing or as otherwise expressly contemplated or permitted by the Acquisition Agreement:

(a)                 it shall conduct its business in the ordinary course consistent with past practice;

(b)                 it shall not amend its articles or by‑laws (or similar organizational documents) or the terms of its outstanding securities, outstanding indebtedness and credit facilities;

(c)                 it shall not declare or pay any dividends;

(d)                 it shall not issue or commit to issue any share, option, warrant or other ownership interest in Louvem or effect any consolidation, subdivision or reclassification of the Louvem Shares;

(e)                 it shall not directly or indirectly redeem, purchase or otherwise acquire or commit or offer to acquire any share, warrant or other ownership interest in Louvem;

(f)                  it shall not enter into any transaction or perform any act that might interfere with, delay or be inconsistent with the consummation of the transactions contemplated in the Acquisition Agreement or which would render, or which may reasonably be expected to render, untrue or inaccurate (without giving effect to, applying, or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect any of Louvem representations and warranties set forth in the Acquisition Agreement; and

(g)                 it shall not announce an intention, enter into any agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subparagraphs.

Conduct of Business by Richmont

Richmont has also agreed that, prior to the Effective Date, unless Louvem shall otherwise agree in writing or as otherwise expressly contemplated or permitted by the Acquisition Agreement:

(a)                 it shall not amend its articles or by‑laws (or similar organizational documents);

(b)                 it shall not declare or pay any dividends;

(c)                 it shall not directly or indirectly redeem, purchase or otherwise acquire or commit or offer to acquire any share, warrant or other ownership interest in Richmont;

(d)                 it shall not split, consolidate or reclassify any of the Richmont Shares nor undertake any other capital reorganization;

(e)                 it shall not enter into any transaction or perform any act that might interfere with, delay or be inconsistent with the consummation of the transactions contemplated in the Acquisition Agreement or which would render, or which may reasonably be expected to render, untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material and adverse respect any of Richmont 's representations and warranties set forth in the Acquisition Agreement; and

(f)                  it shall not announce an intention, enter into any agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subparagraphs.

Other Covenants

The Acquisition Agreement also provides that:

(a)                 Richmont agrees to use all commercially reasonable efforts to obtain the approval of each of the TSX and NYSE Amex for the listing on each stock exchange of the Richmont Shares to be issued in connection with the Amalgamation;

(b)                 subject to the terms and conditions of the Acquisition Agreement, each party agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to satisfy (or cause the satisfaction of) the conditions of the implementation of the Amalgamation to the extent the same is within its control;

(c)                 none of the covenants of Louvem contained in the Acquisition Agreement shall prevent the Board from responding as required by law to any unsolicited submission or proposal regarding any acquisition or disposition of assets or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally or make any disclosure to its securityholders with respect thereto which in the judgment of the Board, acting upon the advice of outside counsel, is required under applicable law, provided that in any and all circumstances, the Board shall always be obligated to call a special general meeting of Louvem Shareholders for the purposes of voting on the Amalgamation Resolution; and that

(d)                 from and after the Effective Date, Louvem shall, and Richmont shall cause Louvem to, maintain for the period from the Effective Date until six (6) years after the Effective Date on a "trailing" or "run‑off" basis, a directors' and officers' insurance policy for all present and former directors and officers of Louvem, covering claims in respect of acts or omissions in their capacity as directors or officers of Louvem occurring prior to the Effective Date made prior to or within six (6) years after the Effective Date, on terms and conditions comparable to those applicable to the current directors and officers of Louvem, provided that under no circumstances shall Richmont be required to expend more than an amount equal to 150% of the current annual premiums paid by Louvem for such insurance policies. Notwithstanding the foregoing, Richmont shall have the right to provide such coverage under its own directors' and officers' insurance policy.

Conditions Precedent to the Amalgamation

Mutual Conditions Precedent

The obligations of Louvem and Richmont to complete the Amalgamation are subject to fulfillment of, among others, the following conditions on or before the Effective Date: (i) the Amalgamation Resolution shall have been approved by the Louvem Shareholders at the Meeting in accordance with applicable corporate and securities laws, including the approval of Minority Shareholders required by MI 61-101; (ii) each of the TSX and NYSE Amex shall have approved the listing of the Richmont Shares to be issued in connection with the Amalgamation, subject only to customary conditions; and (iii) no Regulatory Authority shall have issued any order or decree restraining or prohibiting the completion of the transactions contemplated in the Acquisition Agreement.

Additional Conditions Precedent to the Obligations of Richmont

The obligation of Richmont to complete the Amalgamation is subject to the fulfillment of, among others, the following conditions on or before the Effective Date or such other time as specified in the Acquisition Agreement: (i) the material representations and warranties made by Louvem shall be true and correct as of the Effective Date as if made on and as of such date; (ii) Louvem shall have complied in all material respects with its covenants under the Acquisition Agreement; (iii) up to and including the Effective Date, there shall not have occurred a Material Adverse Effect in respect of Louvem; (iv) the Board shall have adopted all necessary resolutions, and all other necessary corporate and shareholder action shall have been taken by Louvem, to permit the consummation of the Amalgamation; and (v) there shall not be threatened in writing or pending any suit, action or proceeding by any Regulatory Authority or other person challenging the Acquisition Agreement or the Amalgamation.

Such conditions precedent are for the benefit of Richmont and may be waived, in whole or in part, by Richmont. Where applicable, Richmont is entitled to officer certificates to be delivered by Louvem and certifying Louvem's compliance with such conditions. Richmont may not rely on the failure to satisfy any of such conditions if the condition was not satisfied solely as a result of a material default by Richmont in complying with its obligations under the Acquisition Agreement.

Additional Conditions Precedent to the Obligations of Louvem

The obligation of Louvem to complete the Amalgamation is subject to the fulfillment of, among others, the following conditions on or before the Effective Date or such other time as specified in the Acquisition Agreement: (i) the material representations and warranties made by Richmont shall be true and correct as of the Effective Date as if made on and as of such date; (ii) Richmont shall have complied in all material respects with its covenants under the Acquisition Agreement; (iii) up to and including the Effective Date, there shall not have occurred a Material Adverse Effect in respect of Richmont, and Richmont shall have provided to Louvem a certificate of two of its senior officers certifying the same as of the Effective Date; and (iv) the board of directors of Richmont shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Richmont and Subco to permit the consummation of the Amalgamation, including the issuance of Richmont Shares in connection therewith.

Such conditions precedent are for the benefit of Louvem and may be waived, in whole or in part, by Louvem. Where applicable, Louvem is entitled to officer certificates to be delivered by Richmont and certifying Richmont's compliance with such conditions. Louvem may not rely on the failure to satisfy any of such conditions if the condition was not satisfied solely as a result of a material default by Louvem in complying with its obligations under the Acquisition Agreement.

Termination

The Acquisition Agreement may be terminated at any time prior to the Effective Date by mutual written agreement between Louvem and Richmont, and by either Richmont or Louvem, if: (i) the Louvem Shareholders do not approve the Amalgamation Resolution at the Meeting; (ii) the Effective Date has not occurred on or prior to October 1, 2010, other than as a result of the breach by such party of any covenant or obligation under the Acquisition Agreement or as a result of any representation or warranty of such party in the Acquisition Agreement being untrue or incorrect; (iii) any Regulatory Authority shall have issued a final and non-appealable order, decree or ruling permanently restraining or otherwise prohibitory any of the transactions contemplated in the Acquisition Agreement; (iv) any representation or warranty of the other party under this Agreement is untrue or incorrect or shall have become untrue or incorrect, in a way that render impossible to fulfill certain conditions precedent; or if (v) the other party is in default of a covenant or obligation under the Acquisition Agreement in a way that render impossible to fulfill certain conditions precedent.

The Acquisition Agreement may be terminated by Richmont at any time prior to the Effective Date, if: (i) the Board withdraws, modifies, changes or qualifies the Board Approval in any manner adverse to Richmont; or (ii) the Meeting has not been held by June 30, 2010.

Information Regarding Louvem

Overview

Louvem was incorporated pursuant to Part I of the Companies Act on October 31, 1969 and was continued under Part IA of the Companies Act on September 8, 1987. Louvem's head office is located in Montreal, Québec and its principal place of business is located in Rouyn-Noranda, Québec.

Louvem's core asset is its interest in the Beaufor Mine, a 50%-50% joint venture with Richmont, which acts as project operator. Richmont holds approximately 70% of the Louvem Shares.

Louvem is principally engaged in activities related to the acquisition, exploration, development and operation of mineral properties. Over the years, it acquired a portfolio of properties with gold-bearing potential with a view to development and commercial operation.

The most recent interim financial statements will be sent without charge to any Louvem Shareholder requesting them.

Monique’s Offer

Louvem received an offer dated December 1, 2009 (the "Monique’s Offer ") to purchase: (1) its 81% interest in the Monique Property, which consists of 18 mining claims in Louvicourt Township; and (2) all of its interests in a letter agreement dated March 26, 1986 between Louvem and Société québécoise d’exploration minière respecting the Monique Property.

The Monique’s Offer provided for the following consideration to be paid to Louvem: (i) a certain number of shares of the offeror, which, at the date of the Monique’s Offer, had a market value of approximately $1,373,000, (ii) a $250,000 cash payment within 30 days after the commencement of commercial production on the Monique Property, and (iii) a 1.5% NSR royalty on the proceeds from the sale of minerals from the Monique Property.

In view of the potential of the two main zones of the Monique Property and of the gold market conditions prevailing at the time of the Monique’s Offer, the Board determined that the Monique’s Offer was insufficient and rejected the Monique’s Offer.

Share Capital Structure and Trading History

Louvem's share capital is composed solely of an unlimited number Louvem Shares, being common shares, with no par value. Louvem Shareholders are entitled to one vote per share at all meetings of Louvem Shareholders and are entitled to dividends, if and when declared by the Board, and to the distribution of the residual assets of Louvem in the event of the liquidation, dissolution or winding-up of Louvem. Louvem has no stock option plan. As of the Record Date, there were 25,929,689 Louvem Shares outstanding.

The Louvem Shares are listed and posted for trading on the TSX-V under the symbol "LOV". The following table sets out the high and low sale prices per Louvem Share and the volume of Louvem Shares traded for the periods indicated, as reported on the TSX-V.

TSX Venture Exchange

Period	Volume (shares)	High ($)	Low ($)
May 2009	148,275	1.450	0.900
June 2009	77,700	0.920	0.550
July 2009	12,000	0.600	0.400
August 2009	41,900	0.500	0.440
September 2009	21,800	0.460	0.390
October 2009	56,840	0.550	0.410
November 2009	107,717	0.520	0.350
December 2009	1,250,785	0.550	0.330
January 2010	41,060	0.420	0.380
February 2010	107,455	0.380	0.350
March 2010	567,902	0.710	0.320
April 2010	299,306	0.880	0.700

Dividend Record and Policy

Louvem has not declared or paid any dividends on its common shares since its incorporation. Louvem has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program.

Interest of Informed Persons in Material Transactions

In considering the recommendation of the Board with respect to the Amalgamation, Louvem Shareholders should be aware that certain stakeholders of Louvem may have certain interests in connection with the Amalgamation, including those referred to below, that may present them with actual or potential conflicts of interest in connection with the Amalgamation. The Board is aware of these interests and has considered them along with the other matters described under "The Amalgamation — Recommendation of the Board of Directors".

Martin Rivard, Chairman and Chief Executive Officer of Louvem, is also director and Chief Executive Officer of Richmont. Mr. Rivard has abstained from voting on any matter relating to the Amalgamation.

Gaston Gagnon, a director of Louvem, beneficially owns 25,550 Louvem Shares, representing less than 1% of the Louvem Shares outstanding as of the Record Date. All of the Louvem Shares held by Mr. Gagnon will be treated in the same manner under the Amalgamation as Louvem Shares held by any other Louvem Shareholder. The other directors of Louvem do not own Louvem Shares.

The officers of Louvem do not beneficially own, directly or indirectly, or exercise control or direction over any  Louvem Shares as of the Record Date.

Information Regarding Richmont

General

Richmont was incorporated on February 12, 1981 under Part IA of the Companies Act under the name "Ressources Minières Rouyn Inc". Richmont subsequently changed its name to "Mines Richmont inc." and adopted the English language name "Richmont Mines Inc." by certificates of amendment dated February 10, 1987 and June 20, 1991, respectively. The head office and principal place of business of Richmont is located at 161 Avenue Principale, Rouyn-Noranda, Québec J9X 4P6.

Richmont holds approximately 70% of all Louvem Shares. Furthermore, Richmont holds all voting shares of Camflo Mill Inc., a corporation incorporated under the Canada Business Corporations Act and all of the shares of Patricia Mining Corporation, a corporation continued under the Ontario Business Corporation Act. Richmont's divisions and mining properties are illustrated in the chart below:

Overview of Richmont's Business

Richmont is principally engaged in activities related to the acquisition, exploration, development and operation of mineral properties. Richmont began its exploration activities in northwestern Québec in the spring of 1984. During the following years, it acquired a portfolio of properties with gold-bearing potential with a view to development and commercial operation.

Richmont's strategy is to capitalize on its existing properties through exploration and development, to acquire advanced stage projects in North America where its expertise in narrow vein operations can be applied, and to improve production efficiencies. Richmont's corporate goal is to become a profitable, intermediate North American developer and producer of gold, operating four to five mines while establishing at least one million ounces of gold reserves.

For a more detailed description of Richmont's business, see "Narrative Description of the Business" in Richmont's Annual Information Form for the year 2009 incorporated herein by reference.

Recent Developments

On April 8, 2010, Richmont announced its intention to begin a 10,000 metre drilling program in May 2010 on its 100%-owned Wasamac property. Drilling efforts will include approximately 20 holes, and will mainly target the extension of known zones within the Wasa Shear, in order to increase resource levels and verify mineralization continuity.

On April 12, 2010, Richmont announced preliminary assay results from the surface drilling program at Richmont's 100%-owned Cripple Creek property, located west of the Timmins Gold Deposit in Ontario.

For a more detailed description of Richmont's business, including recent developments, see "General Development of the Business" and "Narrative Description of the Business" in the Richmont's Annual Information Form for the year 2009 incorporated herein by reference.

Share Capital Structure and Trading History

Richmont's share capital is composed solely of an unlimited number of Richmont Shares, being common shares, with no par value. Richmont Shareholders are entitled to one vote per share at all meetings of Richmont Shareholders and are entitled to dividends, if and when declared by the board of directors of Richmont, and to the distribution of the residual assets of Richmont in the event of the liquidation, dissolution or winding-up of Richmont. No dividends have been declared nor paid on the Richmont Shares in the last two years prior to the date of this Circular.

Richmont offers a stock option plan under which options to acquire common shares may be granted to its directors, officers, employees and consultants.

As of the Record Date, there were 26,125,656 Richmont Shares outstanding. As of the Record Date, to the knowledge of the directors and executive officers of the Richmont, Oxbridge, an entity ultimately controlled by H. Greg Chamandy, Chairman of the Board of Directors of Richmont, is the only shareholder, directly or indirectly, beneficially owning or controlling over more than 10% of the outstanding Richmont Shares. Oxbridge, with its joint actors, beneficially owns or controls directly or indirectly 5,013,254 Richmont Shares and 105,000 options to acquire Richmont Shares, representing approximately 19.6% of the outstanding Richmont Shares, excluding the Richmont Shares underlying the other outstanding options.

Richmont will issue up to 1,441,092 Richmont Shares pursuant to the Amalgamation. For an overview of Richmont's share capital structure following the Amalgamation, see "Richmont after the Amalgamation".

Richmont Shares are listed and posted for trading on the TSX and NYSE Amex under the symbol "RIC".

The following table sets out the high and low sale prices per Richmont Share and the volume of Richmont Shares traded for the periods indicated, as reported on the TSX.

Toronto Stock Exchange

Period	Volume (shares)	High ($)	Low ($)
May 2009 ................................................................................................	843,364	4.89	3.81
June 2009 ................................................................................................	435,395	4.54	3.29
July 2009 .................................................................................................	301,379	4.01	3.13
August 2009 ............................................................................................	469,148	3.53	2.80
September 2009 .......................................................................................	417,771	3.65	2.91
October 2009 ...........................................................................................	300,085	3.43	2.85
November 2009 .......................................................................................	570,399	4.05	2.85
December 2009 ........................................................................................	477,201	4.00	3.43
January 2010 ...........................................................................................	863,941	5.08	3.98
February 2010 .........................................................................................	839,136	4.55	3.78
March 2010 .............................................................................................	963,063	4.44	3.93
April 2010 ...............................................................................................	606,424	4.87	3.99

The following table sets out the high and low sale prices per Richmont Share and the volume of Richmont Shares traded for the periods indicated, as reported on NYSE Amex.

NYSE Amex

Period	Volume (shares)	High (US$)	Low (US$)
May 2009 ................................................................................................	2,205,481	4.36	3.29
June 2009 ................................................................................................	1,709,019	4.28	2.93
July 2009 .................................................................................................	1,020,410	3.64	2.84
August 2009 ............................................................................................	1,220,187	3.24	2.57
September 2009 .......................................................................................	1,618,659	3.39	2.64
October 2009 ...........................................................................................	1,124,747	3.27	2.65
November 2009 .......................................................................................	2,188,803	3.79	2.70
December 2009 ........................................................................................	1,443,548	3.98	3.24
January 2010 ...........................................................................................	2,900,900	5.25	3.75
February 2010 .........................................................................................	1,320,200	4.34	3.50
March 2010 .............................................................................................	1,278,900	4.36	3.86
April 2010 ...............................................................................................	1,536,000	4.80	3.94

Richmont after the Amalgamation

After the Effective Date, Amalco will become a direct wholly-owned subsidiary of Richmont.

Raymond Chabot Grant Thornton, the current auditors of both Richmont and Louvem, will be the auditors of Amalco following the Effective Date. The registrar and transfer agent after the Effective Date for Richmont Shares will continue to be Computershare at its principal offices in Montreal and Toronto.

Richmont will issue up to 1,441,092 Richmont Shares under the Amalgamation (representing approximately up to 5.5% of the Richmont Shares outstanding as at the Record Date), for a total of up to 27,566,748 Richmont Shares outstanding after the Effective Date.

Oxbridge, an entity ultimately controlled by H. Greg Chamandy, a member of the Board of Richmont, will be the sole shareholder, directly or indirectly, beneficially owning or controlling more than 10% of the outstanding common shares of Richmont after the Amalgamation. Oxbridge, with its joint actors, beneficially owns or controls directly or indirectly 5,013,254 common shares and 105,000 options to buy Richmont Shares, which will represent approximately 18.6% of the Richmont Shares (excluding the Richmont Shares underlying the other outstanding options) after the Amalgamation.

Risk Factors

In addition to the other information contained in or expressly incorporated by reference in this Circular (including a description of the risk factors applicable to Richmont contained in Richmont's Annual Information Form for the year 2009 under the heading "General Development of the Business – Risk Factors"), the following risk factors should be considered carefully, in evaluating whether to approve the Amalgamation. These risks and uncertainties are not the only ones Richmont may face. Additional risks and uncertainties not presently known to Richmont or that Richmont currently does not consider to be material may also impair its business operations or prospects. If any of such risks actually occur, Richmont’s business, prospects, financial condition, cashflows and operating results could be materially adversely affected.

Risk Factors in Relation to the Amalgamation

In assessing the Amalgamation, Louvem Shareholders should carefully consider the risk factors which exist for each of Louvem and Richmont as described in this Circular (including the documents incorporated herein by reference).

The Amalgamation May Not Be Completed

Both Louvem and Richmont has the right to terminate the Acquisition Agreement in certain circumstances. Accordingly, there is no certainty, nor can Louvem provide any assurance, that the Acquisition Agreement will not be terminated by either Louvem or Richmont before the completion of the Amalgamation. In addition, the completion of the Amalgamation is subject to a number of conditions precedent, certain of which are outside the control of Louvem or Richmont, including Minority Shareholders approving the Amalgamation. There is no certainty, nor can Louvem provide any assurance, that these conditions will be satisfied. If for any reason the Amalgamation is not completed, the market price of Louvem Shares may be adversely affected.

Shareholders to receive Richmont Shares Based on a Fixed Exchange Ratio

Shareholders will receive a fixed number of Richmont Shares under the Amalgamation, rather than Richmont Shares with a fixed market value. As the Exchange Ratio will not be adjusted to reflect any change in the market value of the Richmont Shares and as there is no restriction on the ability of Richmont to issue any additional Richmont Shares, the market value of Richmont Shares received under the Amalgamation may vary significantly from the market value at the dates referenced in this Circular.

If the proposed Amalgamation is not completed, Louvem will have incurred costs

Louvem has incurred and will continue to incur costs in connection with the Amalgamation (see "The Amalgamation-Expenses of the Amalgamation"). These costs consist primarily of legal and financial advisory fees. If the Amalgamation is not completed, Louvem will have incurred costs for which it will have received little or no benefit and these costs may adversely affect the trading price of the Louvem Shares and Louvem ’s financial results and operations.

Certain Canadian Tax Considerations for Louvem Shareholders

The following is a summary of the material Canadian federal income tax consequences under the Income Tax Act (Canada), as amended, and the regulations promulgated thereunder (the "Tax Act"), generally applicable to Louvem Shareholders who, for purposes of the Tax Act, and at all relevant times, hold their Louvem Shares, Amalco Redeemable Shares and Richmont Shares as capital property and deal at arm's length with, and are not and will not be affiliated with, either of Louvem or Richmont. This summary is not applicable to a Louvem Shareholder that is (a) a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules), (b) a "specified financial institution" as defined in the Tax Act, (c) a shareholder an interest in which is a "tax shelter investment" for the purposes of the Tax Act, or (d) a shareholder to whom the "functional currency" (as defined in the Tax Act) reporting rules apply. Holders to which these rules apply should consult their own tax advisors.

Louvem Shares, Amalco Redeemable Shares and Richmont Shares will generally be considered to be capital property to a shareholder unless the shares are held in the course of carrying on a business of trading or dealing in securities, or acquired in a transaction considered to be an adventure or concern in the nature of trade. Certain Louvem Shareholders who are residents of Canada for the purposes of the Tax Act, and whose Louvem Shares, Amalco Redeemable Shares and Richmont Shares might not otherwise qualify as capital property, may be entitled to make an irrevocable election in accordance with SubSection 39(4) of the Tax Act to have such shares and every "Canadian security" (as defined in the Tax Act) owned by such Louvem Shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Louvem Shareholders who do not hold their Louvem Shares, Amalco Redeemable Shares or Richmont Shares as capital property should consult their own tax advisors regarding their particular circumstances.

This summary is based on the Tax Act and the published administrative practices and policies of the Canada Revenue Agency, which we refer to in this document as the "CRA," all in effect as of the date of this document. This summary takes into account all proposed amendments to the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that such proposed amendments will be enacted substantially as proposed. However, no assurance can be given that such proposed amendments will be enacted in the form proposed, or at all. This summary does not take into account or anticipate any other changes in law or any changes in CRA administrative practices and policies, whether by judicial, governmental or legislative action or decision, nor does it take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ from the material Canadian federal income tax consequences described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Louvem Shareholder. This summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your own tax advisor regarding the particular consequences of the Amalgamation to you.

Louvem Shareholders Who Are Residents of Canada

The following Section of the summary is applicable to a Louvem Shareholder who, for the purpose of the Tax Act and any applicable income tax treaty, is or is deemed to be a resident of Canada at all relevant times. We refer to such a shareholder as a "Canadian resident holder."

Tax consequences Resulting from the Amalgamation

The Amalgamation

Upon the Amalgamation, Canadian resident holders will be deemed to have disposed of their Louvem Shares for proceeds of disposition equal to the adjusted cost base thereof, and to have acquired Richmont Shares (including any fractional Richmont Share that is not issued to such holders but rather is issued to the Depository as agent for such holders as set out under "The Amalgamation — Amalgamation Mechanics — Treatment of Fractional Shares") and Amalco Redeemable Shares, if applicable, for an equivalent amount. Consequently, no capital gain or capital loss will be recognized by a former holder of Louvem Shares upon the Amalgamation, subject to the comments set out below. If a former holder of Louvem Shares acquires both Richmont Shares (including any fractional Richmont Share that is not issued to such holder but rather is issued to the Depository as agent for such holder as set out under "The Amalgamation — Amalgamation Mechanics — Treatment of Fractional Shares") and Amalco Redeemable Shares upon the Amalgamation, the adjusted cost base of Louvem Shares will be allocated between the Richmont Shares (including any fractional Richmont Share that is not issued to such holder but rather is issued to the Depository as agent for such holder as set out under "The Amalgamation — Amalgamation Mechanics — Treatment of Fractional Shares") and the Amalco Redeemable Shares based on their relative fair market value. Insofar as the Amalco Redeemable Shares are redeemable for cash, their fair market value should be their Redemption Amount. The fair market value of the Richmont Shares is a question of fact to be determined following the implementation of the Amalgamation. The adjusted cost base to a former Louvem Shareholder of the Richmont Shares (including any fractional Richmont Share that is not issued to such holder but rather is issued to the Depository as agent for such holder as set out under "The Amalgamation — Amalgamation Mechanics — Treatment of Fractional Shares") will be averaged with any other Richmont Shares held by such holder.

Redemption of the Amalco Redeemable Shares

To the extent that a Canadian resident holder receives Amalco Redeemable Shares upon the Amalgamation, such Amalco Redeemable Shares will be redeemed immediately thereafter. A holder of Amalco Redeemable Shares will realize a capital gain, or sustain a capital loss, to the extent that the amount paid upon redemption, exceeds, or is exceeded by, as the case may be, the adjusted cost base of the Amalco Redeemable Shares and any reasonable costs of disposition. For a description of the tax treatment of capital gains and losses, see "Certain Canadian Tax Considerations for Louvem Shareholders — Louvem Shareholders Who Are Residents of Canada — Taxation of Capital Gain or Capital Loss".

Treatment of Fractional Shares

Fractional Richmont Shares will not be issued to Louvem Shareholders in connection with the Amalgamation. Under the Amalgamation, a Louvem Shareholder entitled to a fraction of a Richmont Share will receive a cash payment from the Depository on the sale of such fractional share (see "The Amalgamation —Amalgamation Mechanics— Treatment of Fractional Shares").

Canadian resident holders on whose behalf the Depository sells fractional Richmont Shares ("Fractional Holders") will realize a capital gain, or sustain a capital loss, to the extent that the proceeds of such sales, exceeds, or is exceeded by, as the case may be, the adjusted cost base of the fractional Richmont Share and any reasonable costs of disposition, including the brokerage sales commissions. For a description of the tax treatment of capital gains and losses, see "Certain Canadian Tax Considerations for Louvem Shareholders — Louvem Shareholders Who Are Residents of Canada— Taxation of Capital Gain or Capital Loss".

Taxation of Capital Gain or Capital Loss

Generally, a shareholder is required to include in computing its income for a taxation year 50% of the amount of any capital gain, which we refer to as the "taxable capital gain". A shareholder is required to deduct 50% of the amount of any capital loss, which we refer to as the "allowable capital loss", realized in a taxation year from taxable capital gains realized by the shareholder in such year, subject to and in accordance with rules contained in the Tax Act. Any allowable capital losses in excess of taxable capital gains for the year of disposition generally may be carried back up to three taxation years or carried forward indefinitely and deducted against taxable capital gains in such other years to the extent and under the circumstances described in the Tax Act.

Capital gains realized by a Canadian resident holder who is an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.

A Canadian resident holder that is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of at least 6 2⁄3% on its "aggregate investment income" for the year which includes an amount in respect of taxable capital gains.

If the Canadian resident holder is a corporation, the amount of any capital loss realized on a disposition or deemed disposition of such share may be reduced by the amount of dividends received or deemed to have been received by it on such share to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns such shares or where a trust or partnership of which a corporation is a beneficiary or a member is itself a member of a partnership or a beneficiary of a trust that owns any such shares. Canadian resident holders to whom these rules may be relevant should consult their own tax advisors.

Tax Consequences resulting from the Ownership of Richmont Shares

Dividends on Richmont Shares

Dividends received or deemed to be received on Richmont Shares by a Canadian resident holder who is an individual (other than certain trusts) will be included in computing the Canadian resident holder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations. Richmont may designate all or a portion of such dividends as “eligible dividends” for the purposes of the enhanced dividend tax credit. Richmont will notify its shareholders of any such designations at the appropriate times. The amount of the dividend received or deemed to be received by an individual (including certain trusts), but not the amount of the gross-up, may be subject to alternative minimum tax.

Dividends received or deemed to be received on Richmont Shares by a Canadian resident holder that is a corporation will be included in its income, but will also generally be deductible in computing its taxable income. A “private corporation” or a “subject corporation”, each as defined in the Tax Act, may be liable to pay a refundable tax under Part IV of the Tax Act at a rate of 33 1/3% on dividends received or deemed to be received on Richmont Shares to the extent that such dividends are deductible in computing the Canadian resident holder’s taxable income.

Dispositions of Richmont Shares

A Canadian resident holder who disposes of (or is deemed to dispose of) a Richmont Share (other than to Richmont, unless purchased by Richmont in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will generally realize a capital gain (or a capital loss) equal to the amount by which the Canadian resident holder’s proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base to the Canadian resident holder of the Richmont Share disposed of (or deemed to be disposed of) and any reasonable costs of disposition. The adjusted cost base of a Richmont Share to a Canadian resident holder will be determined by averaging the cost to the Canadian resident holder of a Richmont Share with the adjusted cost base of all other Richmont Shares held by the Canadian resident holder and by making certain other adjustments required under the Tax Act. Any such gain (or loss) will be subject to the treatment described above under "Certain Canadian Tax Considerations for Louvem Shareholders — Louvem Shareholders Who Are Residents of Canada — Tax consequences Resulting from the Amalgamation — Taxation of Capital Gain or Capital Loss".

Eligibility for Investment

Provided that the Richmont Shares are listed on a designated stock exchange, the Richmont Shares received by a Louvem Shareholder pursuant to the Amalgamation will, on the date of their issuance, be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts ("TSFA").

Notwithstanding that the Richmont Shares will be a qualified investment for a trust governed by a TFSA, the holder of a Richmont Share will be subject to a penalty tax if such Richmont Shares are ”prohibited investments” for purposes of section 207.01 of the Tax Act and, based on the amendments to the Tax Act proposed by the Minister of Finance on October 16, 2009, other tax consequences may result if the Richmont Shares are a “prohibited investment” for the TFSA. A Richmont Share will not be a prohibited investment for a trust governed by a TFSA provided that the holder deals at arm’s length with Richmont for purposes of the Tax Act, and provided that the holder does not have a “significant interest” (as defined in the Tax Act) in Richmont or a person or partnership that does not deal at arm’s length with the Richmont for purposes of the Tax Act.

Louvem Shareholders Not Resident in Canada

The following Section of the summary is applicable to a Louvem Shareholder who, for the purposes of the Tax Act and any applicable income tax treaty, and at all relevant times, is not, and is not deemed to be, a resident of Canada and does not, and is not deemed to, use or hold Louvem Shares, Amalco Redeemable Shares, or Richmont Shares in, or in the course of, carrying on a business in Canada (referred to hereafter as "Non-Resident Holders"). This summary does not take into account special rules in the Tax Act applicable to Non-Resident Holders who are insurers carrying on business in Canada and elsewhere. Such holders should consult their own tax advisors.

Tax Consequences resulting from the Amalgamation

Non-Resident Holders will be subject to taxation in respect of the disposition of their Louvem Shares, Amalco Redeemable Shares, or fraction of a Richmont Share to the extent such shares (including a fraction thereof) constitute "taxable Canadian property". Generally speaking, Amalco Redeemable Shares or Richmont Shares will constitute taxable Canadian property to a holder if, at any time during the 60-month period immediately preceding the disposition, the Non-Resident Holder, either alone or together with persons with whom the Non-Resident Holder did not deal at arm's length, owned 25% or more of the issued shares of any Class or series in the capital stock of Louvem, 25% or more of the Amalco Redeemable Shares, or 25% or more of the issued shares of any Class or series in the capital stock of Richmont. In the Canadian federal budget released on March 4, 2010, the Minister of Finance (Canada) proposed that after March 4, 2010, shares that are listed on a designated stock exchange will generally not constitute taxable Canadian property of a Non-Resident Holder unless at any time during the 60-month period immediately preceding the disposition (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned or was considered to own 25% or more of the issued shares of any class or series of shares of the capital stock of the corporation, and (ii) more than 50% of the fair market value of the shares was derived directly or indirectly from one or any combination of real immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Subject to the application of an applicable income tax treaty, Non-Resident Holders whose Amalco Redeemable Shares or Richmont Shares constitute taxable Canadian property will generally be subject to taxation on the same basis as holders who are resident in Canada. Provided that the Richmont Shares and the Louvem Shares are listed on a “recognized stock exchange” (as defined in the Tax Act) before the Amalgamation, a Non-Resident Holder who disposes of a Richmont Share, an Amalco Redeemable Share, or a Louvem Share that is a taxable Canadian property will not be required to satisfy the obligations imposed under section 116 of the Tax Act. Non-Resident Holders whose shares are taxable Canadian property should consult their own advisors.

Tax Consequences Resulting from the Ownership of Richmont Shares

Dividends on Richmont Shares

Canadian withholding tax at a rate of 25% (subject to reduction under the provisions of an applicable income tax treaty) will be payable on dividends on a Richmont Share paid or credited, or deemed to be paid or credited, to a Non-Resident Holder. The rate of withholding tax may be reduced by the applicable tax treaty, if any.

Disposition of Richmont Shares

A Non-Resident Holder who disposes of a Richmont Share will be subject to taxation in respect of the disposition to the extent that such share constitutes "taxable Canadian property". For a description of the tax treatment applicable in such a case, see "Certain Canadian Tax Considerations for Louvem Shareholders — Louvem Shareholders Not Resident in Canada — Tax Consequences resulting from the Amalgamation".

Annual Matters to be Acted Upon

Election of Directors

Pursuant to its general by-laws, the business of Louvem is managed by a Board of Directors composed of a minimum of three and a maximum of nine directors. There are currently three directors. The term of office of each director elected at the Meeting shall end at the date of the next annual meeting following his election or nomination, or at the date of the election or nomination of his successor, unless he resigns or his office becomes vacant by reason of death or any other cause in accordance with the by-laws of Louvem.

The following nominees for election as directors at the forthcoming Meeting are all currently members of the Board of Directors, and have been since the date indicated opposite their respective names.

Name and office held with Louvem	Residence	Principal occupation	Director since	Number of shares owned as of April 9, 2010(1)

Martin Rivard(2)(4) Chairman of the Board, President and Chief Executive Officer	Rouyn-Noranda, Quebec	President and Chief Executive Officer of Richmont (3)	April 7, 2009	0

Gaston Gagnon(2)	St-Eustache, Quebec	Mining Engineer, Independent Consultant	March 30, 2001	25,550

Pierre Barbeau(2) Chairman of the Audit Committee	Montreal, Quebec	Partner Barbeau Cousineau, G.P., Chartered Accountants	January 19, 2004	0

Notes:

1)      As Louvem has no direct knowledge of the number of shares controlled by the above-mentioned nominees, the information was provided by each of them.

2)      Member of the Audit Committee.

3)      Richmont holds 18,147,790 common shares of Louvem, representing approximately 70% of the issued and  outstanding shares of Louvem.

4)      Mr. Jean-Guy Rivard was Chairman of the Board and President and Chief Executive Officer of Louvem from February 15, 1994 until March 28, 2009, the date of his death.

The persons whose names are printed on the enclosed proxy form intend to vote at the Meeting FOR the election of the nominees, whose names are set forth above, to the Board of Directors, unless the shareholder signatory of the proxy has indicated the intention to abstain from voting with respect to the election of directors.

Management is not presently aware of any nominees unwilling to serve as a director if elected. In the event that any vacancies occur in the slate of nominees submitted herewith prior to the meeting, the enclosed proxy form confers discretionary authority upon the persons named therein to vote for the election of any other eligible person designated by the Board of Directors of Louvem, unless instructions have been given to refrain from voting with respect to the election of directors.

Compensation of Directors and Executive Officers

In 2008, the Canadian Securities Administrators adopted amendments to Regulation 51-102 pertaining to the continuous duty of disclosure relative to the compensation of senior officers for the fiscal years ending December 31, 2008 or later. The information hereby presented conforms to these new requirements.

Compensation of Senior Officers

Louvem did not remunerate any members of senior management in 2009 with the exception of an amount of $34,897 paid in 2009 to Mr. Jean-Guy Rivard, Chairman of the Board of Directors and President and Chief Executive Officer of Louvem until his death on March 28, 2009. On August 7, 2009, Mr. Martin Rivard was named Chairman of the Board of Directors and President and Chief Executive Officer, replacing Mr. Rivard. Martin Rivard does not receive a salary directly from Louvem; rather, Louvem is billed for his services by its parent company, Richmont, as a management fee.

Compensation summary table

Name and main position	Fiscal year	Salary ($)	Appropriation of shares ($)	Appropriation of options ($)	Compensation under a non security based plan ($)		Value of pension plan ($)	Other revenue ($)	Total compensation ($)
					Annual incentive plans (Bonus)	Long term incentive plans

Martin Rivard Chairman of the Board and President and Chief Executive Officer	2009(1)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Jean-Guy Rivard(2) Former Chairman of the Board and Chief Executive Officer	2009 2008	34,897 124,632	n/a n/a	n/a n/a	n/a n/a	n/a n/a	n/a n/a	n/a n/a	34,897 124,632

Note:

1)      Mr. Martin Rivard was elected Chairman of the Board and President and Chief Executive Officer in April 2009.

2)      Mr. Jean-Guy Rivard was Chairman of the Board of Directors and President and CEO of Louvem until his death on March 28, 2009. Mr. Jean-Guy Rivard did not receive any compensation for his role as a member of the Board of Directors. However, in addition to these amounts, Mr. Jean-Guy Rivard did receive compensation of $72,442 in 2009 and $213,603 in 2008, for his role as Chairman of the Board of Directors of Richmont, Louvem's parent company.

Equity Based Compensation

Louvem did not have any share-based compensation system in place during 2009. During the fiscal year ended December 31, 2009, no options to acquire Louvem Shares were granted to directors and executive officers, and no such option was exercised. As of April 9, 2010, no options to acquire Louvem Shares were outstanding.

Annual and Long Term Incentive Plans

In 2009, Louvem did not offer any compensation under an annual incentive plan, nor did it offer a long term incentive plan.

Pension Plan

Louvem currently has no pension plan.

Other

During the fiscal year ended December 31, 2009, Louvem paid Richmont, its principal shareholder, a sum of $650,700 for management fees, which includes the services of the President and CEO since April 7, 2009, and the Finance Director. In 2008, the amount paid for management fees was $477,000, with the annual difference attributable to the fact that Mr. Martin Rivard did not receive a salary from Louvem, as Mr. Jean-Guy Rivard did. As an alternative to a salary, Richmont charges Louvem director fees for services including the services of Mr. Rivard as of the President & Chief Executive Officer.

Louvem has director and officer liability insurance for a maximum amount of $5,000,000, for which Louvem pays an annual premium of $10,597.

Indebtedness

No director or executive officer of Louvem is currently indebted to Louvem or was indebted to Louvem during the year ended December 31, 2009.

Compensation of Directors

Under the compensation plan adopted by the Board of Directors on October 28, 2008, directors of Louvem who are not executive officers of Louvem or one of its subsidiaries, or who do not receive any compensation in this capacity, are entitled to receive annual compensation of $5,000 each, in addition to $500 for every Board or committee meeting attended (management committee of the Beaufor Mine and Audit Committee). The annual compensation of directors, as well as the compensation for their presence at Board and committee meetings, is based on the analysis of compensation levels of directors of similar mining companies.

Pursuant to this, two directors received a total compensation of $25,542 during the financial year ended December 31, 2009.In addition, $1,000 was paid to each of these members, and is included in the total compensation figure, for their participation in the 2 management committee meetings held in 2009 for the Beaufor Mine.

Directors' Compensation Table

Name	Year	Fees earned ($)	Share-based appropriation ($)	Option-based appropriation ($)[2]	Compensation under an incentive plan not security based ($)	Value of retirement plan ($)	Other revenue ($)	Total ($)

Pierre Barbeau	2009 2008	13,564 10,916	n/a	n/a	n/a	n/a	n/a	13,564 10,916

Gaston Gagnon	2009 2008	11,978 10,916	n/a	n/a	n/a	n/a	n/a	11,978 10,916

The following table shows the attendance record of each director between January 1st, 2009 and April 9, 2010.

Directors	Board of Directors	Audit Committee	Meeting of the management committee for the Beaufor Mine

Martin Rivard(1)	7 / 7	5 / 5	N/A

Pierre Barbeau	8 / 8	6 / 6	2 / 2

Gaston Gagnon	7 / 8	5 / 6	2 / 2

Notes:

1)       Martin Rivard became a director and member of the Board of Directors of Louvem on April 7, 2009, and began participating in the Board of Director and Audit Committee meetings as of that time.

2)       Mr. Jean-Guy Rivard participated in Board of Director and Audit Committee meetings until his death on March 28, 2009. He attented 1 Board of Directors meeting and 1 Audit Committee meeting in 2009.

Appointment of Auditors

Raymond Chabot Grant Thornton, whose offices are located at 600 De La Gauchetière Street West, Suite 2000, Montreal, Québec, have been Louvem's auditors since May 23, 2007.

Unless authority to vote in respect thereof is withheld, the person whose name is printed on the proxy form will vote FOR the appointment of Raymond Chabot Grant Thornton as auditors of Louvem, and FOR authorizing the Board of Directors' Audit Committee to fix their remuneration.

Corporate Governance

Louvem's corporate governance policies take into account characteristics specific to natural resource companies like Louvem, including the goals of shareholders when investing in Louvem, the risks relating to Louvem's activities, precious metal price fluctuations, availability of risk capital, shareholders' expectations regarding the market performance of their shareholdings, and the usual constraints confronting a medium-sized business.

Board of Directors

The Board of Directors is composed of three directors, of which two (Mr. Gaston Gagnon and Mr. Pierre Barbeau) are independent within the meaning of MI 52-110. Mr. Martin Rivard is not considered independent, as he is an executive officer of Louvem and also director, President and Chief Executive Officer of Richmont. Similarly, Mr. Jean-Guy Rivard was not considered an independent director, as he was an executive officer of Louvem, and was also Chairman of Richmont. Richmont holds approximately 70% of the issued and outstanding shares of Louvem.

The Board of Directors is responsible for establishing company policies and for overseeing its performance.  However, the Board is not involved in day to day operations. The officers, particularly the President, are responsible for the daily operations of Louvem. During meetings, the Board of Directors receives, discusses and takes under advisement for approval, with or without amendments, reports from Louvem's officers. Generally, these reports pertain to ongoing operations and business development.

Orientation and Continuing Education

Louvem does not offer a formal orientation and education program for new directors. The new directors familiarize themselves with Louvem by speaking to other directors, by reading documents provided by the officers and by visiting various mining sites.

Ethical Business Conduct

The Board has not adopted any specific measures or conduct relating to the promotion and encouragement of a culture of ethical business conduct by the directors and executive officers. However to avoid any conflict of interest resulting from the fact that Mr. Jean-Guy Rivard was Chairman of Richmont, until March 28, 2009, Mr. Rivard refrained from voting in the event of a conflict of interest with Richmont. Mr. Martin Rivard has adhered to the same rules since assuming his role on April 7, 2009, as he is not considered independent, due to the fact that he is also director, President and Chief Executive Officer of Richmont.

The two independent directors represent Louvem on the Beaufor Mine management committee, established under the joint venture between Louvem and Richmont.

Nomination of Directors

The Board of Directors has not adopted any specific measure to identify new candidates for Board nomination. If there is a vacancy on the Board, the new director will be chosen in consultation with all the members of the Board.

Compensation

There is no compensation committee. The Board of Directors was responsible for determining compensation in the case of Mr. Jean-Guy Rivard. It is important to note, however, that Mr. Jean-Guy Rivard did not participate in any decision regarding his compensation for his role as Chairman of the Board of Directors, and President and Chief Executive Officer of Louvem. This practice has been similarly observed by Mr. Martin Rivard. Consequently, the independent members of the Board of Directors negotiate and determine the amount of management fees that will be paid to Richmont. Director compensation is determined by the Board of Directors in accordance with the terms of a compensation plan, as discussed under the heading "Annual Matters to be Acted Upon — Compensation of Directors and Executive Officers — Compensation of Directors".

Other Board Committees

The Board of Directors has no committees other than the Audit Committee and the Beaufor Mine management committee. Please refer to the "Audit Committee" section hereunder for more information concerning the Audit Committee.

Assessments

The Chairman of the Board is responsible for assessing the effectiveness of the Board as a whole, and that of directors individually. The Audit Committee is responsible for assessing its own performance.

Audit Committee

In addition to the Beaufor Mine management committee, the Board has one other committee, namely the Audit Committee. The information on the Audit Committee is set out in the Louvem’s Annual Information Form for the year ended December 31, 2009, a copy of which is available on SEDAR at www.sedar.com.

Interest of Richmont Experts

Raymond Chabot Grant Thornton LLP has advised Richmont that it is independent of Richmont within the meaning of the Rules of Professional Conduct of the Ordre des comptables agrees du Québec.

Mr. Richard Dubuc, Mr. Jessy Thelland, Mr. Michel Plasse and Mr. Daniel Adam, employees of Richmont and each a "qualified person" within the meaning of NI 43-101, have not received any direct or indirect interest in the property of Richmont or of any associate or affiliate of Richmont. As at the date hereof, each of the aforementioned individuals beneficially own, directly or indirectly, less than 1% of the securities of Richmont. None of Golder Associates Ltd. or Genivar, Limited Partnership, two independent firms, nor have François Chabot, P.Geo and Nicole Rioux, P.Geo, received a direct or indirect interest in the property of Richmont or of any associate or affiliate of Richmont.

STATUTORY  Rights

Securities legislation in the provinces and territories of Canada provides security holders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

Legal Matters

Certain legal matters in connection with the Amalgamation and the transactions contemplated by the Acquisition Agreement will be passed upon by Colby, Monet, Demers, Delage & Crevier LLP on behalf of Louvem.

Additional Information

Additional information relating to Louvem and Richmont can be found on SEDAR at www.sedar.com. In addition, Richmont furnishes documents to the SEC pursuant to the exemption provided by Rule 12g3-2(b) under the Exchange Act. Copies of such documents, including any financial statements filed after the date of this Circular, as well as any additional copies of the Circular, may be obtained on request, without charge, by contacting Louvem or Richmont.

161, Principale Avenue
Rouyn-Noranda
(Québec) Canada
J9X 4P6
Tel.: 819-797-2465
Fax: 819-797-0166

Shall you require assistance in completing your proxy form, please contact Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

Contact: Jeff Mackean
Tel: 514-982-7591
Fax: 514-982-7580

For any question regarding the  procedure for the surrender of Louvem Share Certificates and payment by the Depository, please contact Computershare.

Computershare Trust Company
1500 University, Suite 700
Montréal (Québec) Canada  H3A 3S8

Contact: Jeff Mackean
Tel: 514-982-7591
Fax: 514-982-7580

Approval of Directors

The contents and sending of this Circular to the shareholders of Louvem Mines Inc. have been approved by the Board of Directors. Rouyn-Noranda, Québec, May 21, 2010.

By Order of the Board of Directors,

(signed) Sandra Cauchon
Sandra Cauchon
Secretary

Auditors' Consent

We have read the Management Information Circular dated May 21, 2010 with respect to the proposed amalgamation of Louvem Mines Inc. and 9222-0383 Québec Inc. an indirect wholly-owned subsidiary of Richmont Mines Inc. ("Richmont"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Management Information Circular of our independent auditor's report to the shareholders of Richmont on the consolidated balance sheets of Richmont as at December 31, 2009 and 2008 and the consolidated statements of earnings comprehensive income, deficit, accumulated other comprehensive income and cash flows for each of the years in the three year period ended December 31, 2009. Our independent auditor's report is dated February 10, 2010.

(signed) Raymond Chabot Grant Thornton LLP
Chartered Accountants
Montréal, Canada
May 21, 2010

Consent of KPMG LLP

We hereby consent to the references to the opinion of our firm dated April 30, 2010 in the circular of the Board of Directors of Louvem Mines Inc. dated May 21, 2010 (the "Circular") under "The Amalgamation — Background to the Amalgamation"; "Recommendation of the Special Committee"; "Recommendation of the Board of Directors"; "Fairness Opinion"; "Reasons for the Recommendation", and "The Acquisition Agreement — Board Approval and Recommendation" and to the inclusion of the foregoing opinion in the Circular. In providing such consent we do not intend that any person other than the board of directors of Louvem Mines Inc. rely upon such opinion .

(signed) KPMG LLP
Montréal, Québec
Dated: May 21, 2010

Glossary of Terms

Unless the context otherwise requires, when used in this Circular the following terms shall have the meanings set forth below, words importing the singular number shall include the plural and vice versa, and words importing any gender shall include all genders. Unless otherwise indicated, these defined terms are not used in the appendices included herein.

"Acquisition Agreement" means the acquisition agreement dated as of May 18, 2010 among Louvem and Richmont and Subco, as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms;

"Affiliate" has the meaning given to it in the Securities Act (Québec);

"Amalco" means the company resulting from the Amalgamation;

"Amalco Redeemable Shares" means the redeemable preferred shares in the share capital of Amalco, having the rights, privileges, conditions and restrictions described in Schedule A to the Articles of Amalgamation;

"Amalgamation" means the amalgamation of Louvem and Subco under sections 123.115 and following of Part IA of the Companies Act, the terms and conditions of which are set out in the Amalgamation Agreement and the Acquisition Agreement;

"Amalgamation Agreement" means the amalgamation agreement dated May 18, 2010, among Louvem, Richmont and Subco as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, setting forth the terms and conditions of the Amalgamation, a copy of which is attached hereto as Appendix B — Amalgamation Agreement;

"Amalgamation By-law" means a By-law of Louvem relating to the Amalgamation, adopted by the Board of Directors on May 18, 2010 and reproduced in the Amalgamation Resolution;

"Amalgamation Resolution" means the resolution of Louvem Shareholders entitled to vote thereon confirming the Amalgamation By-law, substantially in the form attached hereto as Appendix A — Amalgamation Resolution to this Circular;

"Articles of Amalgamation" means the articles confirming the Amalgamation required under the Companies Act to be filed with the Enterprise Registrar;

"Audit Committee" means the Audit Committee of the Board;

"Board" or "Board of Directors" means the board of directors of Louvem;

"Board Lot" means, with respect to Richmont, 100 Richmont Shares;

"Business Day" means a day other than a Saturday or a Sunday on which the principal commercial banks located in Montreal, Québec are open for the conduct of business;

"Canadian GAAP" means the generally accepted accounting principles stated in the Handbook of the Canadian Institute of Chartered Accountants, including the accounting recommendations and interpretations contained therein;

"Certificate" or "Certificate of Amalgamation" means the certificate attesting the Amalgamation, prepared and issued by the Enterprise Registrar pursuant to Section 123.119 of the Companies Act;

"CIM Standards" means the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on December 11, 2005;

"Circular" means this Management Information Circular, including the Notice of Meeting and all appendices hereto and documents (or portions thereof) incorporated herein by reference;

"Companies Act" means the Companies Act (Québec), as amended;

"Computershare" means Computershare Investor Services Inc.;

"Depository" means Computershare Investor Services Inc.;

"Effective Date" means the date shown on the Certificate of Amalgamation;

"Election Deadline" means the time by which Louvem Shareholders must tender the certificates representing their Louvem Shares to the Depository along with a duly completed Letter of Transmittal and Election Form, which time shall be before 5:00 p.m. (Montreal time) on June 16, 2010 or, in the event that the Meeting is adjourned or postponed, then not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned meeting is reconvened or the postponed meeting is convened;

"Enterprise Registrar" means the enterprise registrar acting under the Companies Act;

"Exchange Ratio" means 5.4, which represents one (1) Richmont Share for each 5.4 Louvem Shares;

"Fairness Opinion" has the meaning ascribed thereto under the heading "The Amalgamation — Fairness Opinion";

"Fractional Holders" has the meaning ascribed thereto under the heading "Certain Canadian Tax Considerations for Louvem Shareholders — Louvem Shareholders Who Are Residents of Canada — Treatment of Fractional Shares";

"KPMG" means KPMG LLP;

"Laws" (individually, a "law") means all laws (including common law and civil law), including international, national, provincial, state, municipal and local laws, treaties, statutes, policies, instrument, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, or other requirements of any Regulatory Authority having the force of law;

"Letter of Transmittal and Election Form" means the letter of transmittal and election form accompanying this Circular;

"LKA" means LKA International Inc.;

"Louvem" means Louvem Mines Inc.;

"Louvem Financial Statements" means the annual report and the consolidated financial statements of Louvem for the financial year ended December 31, 2009 and the auditors' report thereon;

"Louvem Shareholders" means the registered or beneficial holders of the issued and outstanding Louvem Shares;

"Louvem Share Certificates" means the share certificates representing the Louvem Shares;

"Louvem Shares" means common shares in the share capital of Louvem;

"Material Adverse Effect" means, in respect of a person, any effect that is, or could reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (whether absolute, accrued, conditional or otherwise), operations or results of operations of such person and its subsidiaries taken as a whole or the ability of such person to perform its obligations in any material respect, other than any effect:

(a)                 relating to the Canadian economy, political conditions or securities markets in general;

(b)                 affecting the gold mining industry in general;

(c)                 relating to a change in the market trading price of shares of that person, either:

(i)                 related to this Circular and the Amalgamation or the announcement thereof, or

(ii)                related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect referred to in clause (a), (b) or (d); or

(d)                 relating to any generally applicable change in applicable laws (other than orders, judgments or decrees against such person or any of its subsidiaries) or in Canadian GAAP;

provided, however, that the effect referred to in clause (a), (b) or (d) above does not primarily relate only to (or have the effect of primarily relating only to) such person and its subsidiaries, taken as a whole, or disproportionately adversely affect such person and its subsidiaries taken as a whole, compared to other companies of similar size operating in the industry in which such person and its subsidiaries operate;

"Meeting" means the annual and special general meeting of Louvem Shareholders (including any adjournment or postponement thereof) that is to be convened to, among other things, consider and vote on the Amalgamation Resolution, the election of directors, the appointment of auditors and such other business as may properly come before such annual and special general meeting;

"Meeting Materials" means the Notice of Meeting, the Circular, the form of proxy for use in connection with the Meeting and the Letter of Transmittal and Election Form;

"Minority Shareholders" means all Louvem Shareholders other than Richmont;

"MI 52-110" means Multilateral Instrument 52-110 – Audit Committees;

"MI 61-101" means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions;

"Monique’s Offer" has the meaning ascribed thereto under the heading "Information Regarding Louvem — Monique’s Offer".

"Mountain Lake" means Mountain Lake Resources Inc.;

"Non-Registered Holder" means a Louvem Shareholder who is a beneficial owner (but not a registered owner) with respect to its Louvem Shares;

"Non-Resident Holders" has the meaning ascribed thereto under the heading "Certain Canadian Tax Considerations for Louvem Shareholders — Louvem Shareholders Not Resident in Canada".

"Notice of Meeting" means the Notice of annual and special general meeting of shareholders accompanying this Circular;

"Odd Lot" means, with respect to Richmont, a number of Richmont Shares which is less than a Board Lot;

"Odd Lot Alternative" has the meaning ascribed thereto under the heading "The Amalgamation — Amalgamation Mechanics";

"Osisko" means Exploration Osisko Ltd.;

"Oxbridge" means Oxbridge Bank & Trust SCC;

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Regulatory Authority, syndicate or other entity, whether or not having legal status;

"Raymond Chabot Grant Thornton" means Raymond Chabot Grant Thornton LLP;

"Record Date" means May 14, 2010, on which day each Louvem Shareholder of record at the close of business shall be entitled to receive notice of and vote at the Meeting;

"Redemption Amount" has the meaning ascribed thereto under the heading "The Amalgamation — Amalgamation Mechanics";

"Registered Shareholder" means a Louvem Shareholder whose name appears on the records of Louvem as the registered holder with respect to its Louvem Shares;

"Regulatory Authority" means:

(a)                 any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, and any ministry or department or agency of any of the foregoing;

(b)                 any self-regulatory organization or stock exchange, including the Toronto Stock Exchange, NYSE Amex and the TSX-V;

(c)                 any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and

(d)                 any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing;

"Remaining Richmont Shares" has the meaning ascribed thereto under the heading "The Amalgamation — Amalgamation Mechanics — Treatment of Fractional Shares";

"Richmont" means Richmont Mines Inc.;

"Richmont Shareholders" means the registered or beneficial holders of the issued and outstanding Richmont Shares, from time to time;

"Richmont Shares" means common shares in the share capital of Richmont;

"SEC" means the United States Securities and Exchange Commission;

"SEDAR" means the computer system for the transmission, receipt, acceptance, review and dissemination of documents filed in electronic format under National Instrument 13-101 System for Electronic Document Analysis and Retrieval (SEDAR);

"Special Committee" means the special committee of independent directors of the Board, comprised of Pierre Barbeau and Gaston Gagnon;

"Subco" means 9222-0383 Québec Inc.;

"Subco Shares" means common shares in the share capital of Subco;

"Support Agreements" has the meaning ascribed thereto under the heading "The Amalgamation — Reasons for the Recommendation — Louvem Shareholder Approval Required for the Amalgamation";

"Supporting Shareholders" has the meaning ascribed thereto under the heading "The Amalgamation — Amalgamation Mechanics — Louvem Shareholder Approval Required for the Amalgamation";

"Tax" includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Regulatory Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Regulatory Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, local, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and antidumping, all license agreements, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other Regulatory Authority pension plan premiums or contributions;

"Tax Act" has the meaning ascribed thereto under the heading "Certain Canadian Tax Considerations for Louvem Shareholders";

"TSFA" has the meaning ascribed thereto under the heading "Certain Canadian Tax Considerations for Louvem Shareholders — Louvem Shareholders Who Are Residents of Canada — Tax Consequences resulting from the Ownership of Richmont Shares";

"TSX" means the Toronto Stock Exchange;

"TSX-V" means the TSX Venture Exchange;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder;

"U.S. GAAP" means generally accepted accounting principles in the United States of America; and

"U.S. Securities Act" means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

Appendix A — Amalgamation Resolution

RESOLUTION OF THE SHAREHOLDERS OF
LOUVEM MINES INC.
(the “Company”)

WHEREAS by agreement dated May 18, 2010 (the "Acquisition Agreement") between the Company, Richmont Mines Inc. ("Richmont") and 9222-0383 Quebec Inc. ("Subco"), the Company agreed that it would amalgamate with Subco.

RESOLVED THAT the following by-law adopted unanimously by the Board of Directors of the Company on May 18, 2010 (other than Martin Rivard, a director and senior officer of both the Company and Richmont who abstained from voting), be and is hereby confirmed as a By-Law of the Company.

"BY-LAW

1.             THAT the Company be and is hereby authorized to amalgamate with Subco and to continue their existence as one company under the name of Louvem Mines Inc. / La Société Minière Louvem Inc., the whole pursuant to the provisions of section 123.115 et seq of the Companies Act (Québec) and subject to the terms and conditions set forth in the Acquisition Agreement and the Amalgamation Agreement by and among Subco, the Company and Richmont (the "Amalgamation Agreement"), a copy of which is attached hereto;

2.             THAT the Company be and is hereby authorized to enter into the Amalgamation Agreement pursuant to Section 123.122 of the Companies Act (Québec), the form of which has been reviewed by the Board of Directors and is hereby approved, with all such additions, deletions or other changes as may be deemed appropriate or necessary by the Authorized Signatory (as defined below), such execution and delivery to be conclusive evidence of the authority of such Authorized Signatory in so doing and of such Authorized Signatory’s approval of such additions, deletions or other changes to such Amalgamation Agreement;

3.             THAT any director or officer of the Company acting alone, (an "Authorized Signatory") be and each hereby is authorized and directed for and on behalf and in the name of the Company to sign, execute and deliver, in the name of and on behalf of the Company, the Amalgamation Agreement, with such additions, deletions or other changes as such Authorized Signatory deems appropriate or necessary;

4.             THAT any director or officer of the Company be and each hereby is authorized and directed for and on behalf and in the name of the Company to execute and deliver the articles of amalgamation pursuant to the Companies Act (Québec);

5.             THAT any director of Subco be and is hereby authorized, for and on behalf of the Company, upon satisfaction or waiver of all the conditions specified in the Acquisition Agreement and provided that the Amalgamation Agreement has not otherwise been terminated, to file articles of amalgamation, with the enterprise registrar, amalgamating the Company with Subco and continuing their existence as one company under the name of Louvem Mines Inc. / La Société Minière Louvem Inc.; and

A-1

6.             THAT the Company be and hereby is, and any officer or director of the Company for and on behalf and in the name of the Company be and each hereby is, authorized and directed to do all such acts and things, and to sign and execute all such documents, instruments and agreements, and, where necessary or appropriate, cause to be filed with the appropriate governmental and regulatory authorities, all of such instruments, documents, certificates, contracts, agreements, registrations, receipts or other papers, in the name and on behalf of the Company, to incur and pay all sums of money, including the payment of all fees and expenses, and to engage persons, as any officer or director of the Company may deem necessary or advisable in order to give effect to and carry out any matters authorized by the foregoing and to implement the transactions contemplated by the Acquisition Agreement and the Amalgamation Agreement, subject to the further approval by the Board of all documents as may be necessary in the context of the convening and holding of the special meeting of the Company’s shareholders as contemplated in the Acquisition Agreement, the execution and delivery of such documents and the taking of any such action on behalf of the Company to constitute conclusive evidence of the officer’s or director’s approval thereof and such person’s authority to do so.

A-2

Appendix B — Amalgamation Agreement

EXECUTION COPY

AMALGAMATION AGREEMENT

AMALGAMATION AGREEMENT made as of the 18th day of May, 2010

• AMONG:

•         9222-0383 QUÉBEC INC., a company incorporated under the laws of the Province of Québec having its registered office in the City of Rouyn-Noranda, Province of Québec, (hereinafter referred to as " Subco")

• AND:

•         RICHMONT MINES INC., a company incorporated under the laws of the Province of Québec having its registered office in the City of Rouyn-Noranda, Province of Québec, (hereinafter referred to as "Acquiror")

• AND:	• LOUVEM MINES INC., a company incorporated under the laws of the Province of Québec having its registered office in the City of Montréal, Province of Québec, (hereinafter referred to as "Company")

WHEREAS Subco was incorporated under Part IA of the Companies Act (Québec) by certificate and articles of incorporation dated April 23, 2010;

WHEREAS Acquiror was incorporated under Part IA of the Companies Act (Québec) by certificate and articles of incorporation dated February 12, 1981, which has been amended by certificates of amendment dated February 10, 1987 and June 20, 1991;

WHEREAS the Company was incorporated under Part I of the Companies Act (Québec) and was continued under Part IA of the Companies Act (Québec) by articles and certificate of continuance dated September 8, 1987;

WHEREAS the authorized capital of Subco consists of an unlimited number of common shares, all without par value, of which one (1) common share has been issued and allotted and is outstanding as fully paid and non-assessable and a certain number of additional common shares will be issued and allotted and outstanding as fully paid and non-assessable prior to the Amalgamation in accordance with this Amalgamation Agreement;

WHEREAS the authorized capital of the Company consists of an unlimited number of common shares, all without par value, of which 25,929,689 common shares have been issued and allotted and are outstanding as at the date hereof as fully paid and non-assessable;

WHEREAS Acquiror, Subco and Company have entered into an Acquisition Agreement dated as of the date hereof, with respect to the transactions contemplated herein (the "Acquisition Agreement");

WHEREAS, as contemplated in the Acquisition Agreement, Subco and the Company, availing themselves of Part IA of the Companies Act (Québec), wish to amalgamate on the terms and conditions set forth herein and in the Acquisition Agreement;

WHEREAS the requirements of Section 123.116 of the Companies Act (Québec) will be satisfied by Amalco (as defined below);

NOW THEREFORE this Agreement witnesses that, in consideration of the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

Article 1
INTERPRETATION

1.1                Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

1.1.1           "Acquiror Shares" means common shares in the share capital of Acquiror.

1.1.2           "Acquisition Agreement" has the meaning ascribed thereto in the preamble of this Agreement.

1.1.3           "Amalco" means the company resulting from the Amalgamation.

1.1.4           "Amalco Common Shares" means the common shares in the share capital of Amalco.

1.1.5           "Amalco Redeemable Shares" means the non-voting redeemable preferred shares in the share capital of Amalco.

1.1.6           "Amalgamation" means the amalgamation of Subco and the Company under Part IA of the Companies Act giving effect to the transactions described in this Agreement.

1.1.7           "Articles of Amalgamation" means the articles confirming the Amalgamation required under the Companies Act to be filed with the Enterprise Registrar, substantially in the form attached hereto as Schedule A.

1.1.8           "Board Lot" means, with respect to the Acquiror, 100 Acquiror Shares.

1.1.9           "Business Day" means a day, other than a Saturday or a Sunday, on which the principal commercial banks located in Montreal, Québec, are open for the conduct of business.

1.1.10       "Certificate of Amalgamation" means the certificate issued by the Enterprise Registrar attesting the Amalgamation pursuant to Section 123.119 of the Companies Act.

1.1.11       "Circular" means the notice of the Company Meeting and accompanying management information circular in the French and English languages, including all schedules thereto, to be prepared and sent by the Company to the Shareholders in connection with the Meeting.

1.1.12       "Companies Act" means the Companies Act (Québec) as now in effect and as it may be amended from time to time prior to the Effective Date.

1.1.13       "Company Shares" means the common shares in the share capital of the Company.

1.1.14       "Depository" means Computershare Investor Services Inc.

1.1.15       "Effective Date" means the date shown on the Certificate of Amalgamation.

1.1.16       "Election Form" means the form of election form enclosed with the Circular.

1.1.17       "Enterprise Registrar" means the enterprise registrar acting under the Companies Act.

1.1.18       "Exchange Ratio" means 5.4 which represents 1 Acquiror Share for each 5.4 Company Shares.

1.1.19       "Issued and Paid-up Share Capital" means the issued and paid-up share capital as determined under the Companies Act.

1.1.20       "Laws" means all laws (including common law and civil law), including international, national, provincial, state, municipal and local laws, treaties, statutes, policies, instrument, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, or other requirements of any Regulatory Authority having the force of law.

1.1.21       "Meeting" means the special meeting of Shareholders (including any adjournment or postponement thereof contemplated by the Acquisition Agreement) that is to be convened to consider and, if deemed advisable, to approve the Amalgamation.

1.1.22       "Odd Lot" means, with respect to the Acquiror, a number of Acquiror Shares which is less than a Board Lot.

1.1.23       "Odd Lot Alternative" has the meaning ascribed thereto in Section 5.1.1(c).

1.1.24       "Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Regulatory Authority, syndicate or other entity, whether or not having legal status.

1.1.25       "Redemption Amount" has the meaning ascribed thereto in Section 5.1.1(c).

1.1.26       "Regulatory Authority" means:

(a)     any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, and any ministry or department or agency of any of the foregoing;

(b)     any self-regulatory organization or stock exchange, including the Toronto Stock Exchange, the NYSE Amex and the TSX-V;

(c)     any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and

(d)    any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing.

1.1.27       "Remaining Acquiror Shares" has the meaning ascribed thereto in Section 5.1.2.

1.1.28       "Shareholders" means the registered or beneficial holders of the issued and outstanding Company Shares, from time to time.

1.1.29       "Subco Shares" means the common shares in the share capital of Subco.

1.1.30       "Tax" and "Taxes" includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Regulatory Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Regulatory Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, local, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and antidumping, all license agreements, franchise and registration fees and all employment insurance, health insurance and Canada, Quebec and other Regulatory Authority pension plan premiums or contributions.

1.2                Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections, Schedules and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "Article", "Section" or "Schedule" followed by a number and/or a letter refer to the specified Article, Section or Schedule of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3                Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.4                 Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Article 2
AMALGAMATION

2.1                Amalgamation

Subco and the Company hereby agree to amalgamate and to continue as one company effective as of and from the Effective Date pursuant to the provisions of Part IA of the Companies Act, on the terms and conditions set forth herein and in the Acquisition Agreement.

2.2                Contribution of Subco and the Company

2.2.1           Upon the Amalgamation, Subco shall contribute to Amalco all its property and assets, subject to all its liabilities.

2.2.2           Upon the Amalgamation, the Company shall contribute to Amalco all its property and assets, subject to all its liabilities.

2.3                Rights and Obligations

From the Effective Date, Amalco will (a) possess all of the property, rights and assets of Subco and the Company, (b) assume all of their liabilities.

2.4                Name

The name of Amalco shall be Louvem Mines Inc. / La Société Minière Louvem Inc.

2.5                Head Office

The head office of Amalco shall be situated in the Judicial District of Rouyn-Noranda, Province of Québec and the address of its head office shall be 161 Avenue Principale, Rouyn-Noranda, Quebec, J9X 4P6.

2.6                Activities

There shall be no limitations on the activities of Amalco.

2.7                Share Capital

2.7.1           The authorized share capital of Amalco shall consist of an unlimited number of (i) Amalco Common Shares, without par value, and (ii) Amalco Redeemable Shares, without par value; and

2.7.2           The rights, privileges, conditions and restrictions attached to the Amalco Common Shares and the Amalco Redeemable Shares are described in Annexe A of the draft Articles of Amalgamation attached hereto as Schedule A.

2.8                Restrictions on Transfer and Other Provisions

The restrictions on transfer of shares and the other provisions attached thereto are described in Annexe B of the draft Articles of Amalgamation attached hereto as Schedule A.

2.9                By-Laws

The by-laws of Amalco shall be the by-laws of Subco.

Article 3
BOARD OF DIRECTORS

3.1                Board of Directors

The board of directors of Amalco shall consist of a minimum of three and a maximum of ten directors. The initial board of directors of Amalco shall consist of three directors who shall be the persons whose names, occupations and addresses are set out below:

Name	Occupation	Address
Martin Rivard	Chief executive officer of Acquiror and chairman of the board of directors of the Company	Québec, Canada
Gaston Gagnon	Director of the Company	Québec, Canada
Pierre Barbeau	Director of the Company	Québec, Canada

Article 4
ARTICLES OF AMALGAMATION

4.1                Subscription to common shares of Subco and filing of the Articles of Amalgamation

Subject to the confirmation of a by-law approving this Agreement by the Shareholders at the Meeting in accordance with the Companies Act, securities laws and other applicable Laws and provided that the conditions specified in the Acquisition Agreement have been satisfied or waived and provided further that this Agreement has not otherwise been terminated, the Acquiror shall as soon as reasonably practicable thereafter cause Subco to complete the Amalgamation and file with the Enterprise Registrar the Articles of Amalgamation pursuant to the Companies Act and such other documents as may be required pursuant to the Companies Act.

On the Business Day preceding the filing of the Articles of Amalgamation with the Enterprise Registrar, the Acquiror shall (A) subscribe to that certain number of Subco Shares for an aggregate subscription amount not less than the aggregate amount of all Redemption Amounts, and (B) transfer, on a rollover basis, all its Company Shares to Subco in consideration of Subco Shares.

Article 5
AMALGAMATION EVENTS

5.1                Amalgamation Events

5.1.1           On the Effective Date:

(a)                 Each of the issued and outstanding Subco Shares outstanding immediately prior to the Effective Date shall be cancelled and exchanged into one (1) issued and fully paid and non-assessable Amalco Common Share. The Amalco Common Shares shall have an Issued and Paid-up Share Capital equal to the difference between (a) the aggregate of the Paid-up capital, as defined in the Income Tax Act (Canada), of the Subco Shares and the Company Shares, other than the Company Shares held by Subco, issued and outstanding immediately prior to the Effective Date and (b) the Issued and Paid-up Share Capital allocated to the Amalco Redeemable Shares in accordance with this Agreement.

(b)                 The Company Shares outstanding immediately prior to the Effective Date  shall be cancelled and the Shareholders (other than Subco) shall receive in exchange such number of Acquiror Shares equal to the quotient obtained by dividing the number of Company Shares held by such Shareholder divided by 5.4 provided that: (A) if for a given Shareholder, such quotient results in a number which is not comprised solely of a Board Lot or integer multiples thereof or is comprised solely of an Odd Lot, then the provisions of Section 5.1.1(c) below shall apply; and (B) no fractional Acquiror Shares will be issued under the Amalgamation, and any resulting fractional Acquiror Share shall be rounded down, to the closest whole number, and the Shareholder thereof will receive the net cash proceeds of such fractional Acquiror Share determined in the manner set forth in Section 5.1.2.

(c)                 If for a given Shareholder, the number obtained pursuant to the calculation effected in Section 5.1.1(b) above is not comprised solely of a Board Lot or integer multiples thereof or is comprised solely of an Odd Lot, then, with respect to each Odd Lot only, such Shareholder shall received that number of Amalco Redeemable Shares which is equal to the number of Acquiror Shares which comprised the Odd Lot (the "Odd Lot Alternative") unless such Shareholder elects, in the Election Form, to receive Acquiror Shares in lieu of such Amalco Redeemable Shares. Pursuant to the Odd Lot Alternative, each Amalco Redeemable Share will be redeemed by Amalco immediately after the Effective Date for a cash consideration equal to the average closing prices of Acquiror Shares on the Toronto Stock Exchange during the five (5) trading day-period ended two trading days prior to the Effective Date (the "Redemption Amount"). The Issued and Paid-up Share Capital allocated to the Amalco Redeemable Shares shall be equal to the aggregate amount of all Redemption Amounts.

(d)                 The Company Shares issued and outstanding immediately prior to the Effective Date and held by Subco shall be cancelled as a result of the Amalgamation in accordance with Section 123.123 Companies Act.

5.1.2           In order to replace the fractional Acquiror Shares that would have otherwise been issued to Shareholders, the Acquiror will distribute to the Depository, as agent for the Shareholders, such number of Acquiror Shares (the "Remaining Acquiror Shares") as represents the sum of the fractional Acquiror Shares to which the Shareholders are otherwise entitled, rounded up to the next whole number of Remaining Acquiror Shares, and the Depository, as agent for the Shareholders, shall, as expeditiously as is commercially reasonable thereafter, sell the Remaining Acquiror Shares through the facilities of the Toronto Stock Exchange and pay the net proceeds of such sales (after deducting commissions and other out of pocket costs), to those Shareholders who are entitled to receive a fractional Acquiror Shares.

5.1.3           The Acquiror, Amalco or the Depository shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as the Acquiror, Amalco or the Depository are required to deduct and withhold with respect to the making of such payment under any provision of federal, provincial, state, local or other Tax Law of any applicable country or jurisdiction. To the extent that amounts are so withheld and paid over to the appropriate Regulatory Authority by the Acquiror, Amalco or the Depository, such withheld amounts shall be treated for all purposes of this Agreement as having been paid by the Shareholders in respect of which such deduction and withholding was made by the Acquiror, Amalco or the Depository.

5.2                Redemption ofAmalco Redeemable Shares

Each Amalco Redeemable Share issued pursuant to this Amalgamation Agreement shall be automatically redeemed by Amalco immediately following the Amalgamation for an amount equal to the Redemption Amount. No notice of redemption or other act or formality on the part of Amalco shall be required to redeem the Amalco Redeemable Shares. No certificates for the Amalco Redeemable Shares shall be issued to holders.

Article 6
TERMINATION

6.1                Termination

Without prejudice to any other rights or recourses of the parties hereto and notwithstanding any other provision hereof, this Agreement shall automatically terminate, without notice, immediately upon the termination of the Acquisition Agreement, and be of no further force or effect.

Article 7
GENERAL

7.1                Cooperation / Further Assurances

Each of the parties hereto agrees to cooperate in good faith and to take all reasonable steps and actions after the date hereof, as are not adverse to the party requested to take any such step or action, to complete the Amalgamation and the other transactions contemplated hereby. Each party hereto shall, from time to time, and at all times hereafter, at the request of another party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform, carry out or better evidence the terms and intent hereof.

7.2                Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Québec and the Laws of Canada applicable therein.

7.3                Forum; Jurisdiction

The parties hereby submit to the non-exclusive jurisdiction of the competent court in the judicial district of Montreal, Province of Québec for any dispute, disagreement, controversy or claim arising out of or in connection with the transactions contemplated by this Agreement.

7.4                Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to constitute one and the same instrument.

7.5                Time

Time shall be of the essence of this Agreement.

7.6                Amendments

This Agreement may not be modified, amended, altered or supplemented except in the manner contemplated herein and upon the execution and delivery of a written agreement executed by all parties.

7.7                Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

(Signatures on next page)

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

9222-0383 QUÉBEC INC.

Per:
Name:
Title:

RICHMONT MINES INC.

Per:
Name:
Title:

LOUVEM MINES INC.

Per:
Name:
Title:

SCHEDULE A

Registraire des entreprises Québec

Articles of Amalgamation

Companies Act (R.S.Q., c. C-38, Part IA)

Mark an X in this box if it is a simplified amalgamation ☐

1. Name - Enter the name of the company created by the amalgamation, and its version in another language, if applicable.

LA SOCIÉTÉ MINIÈRE LOUVEM INC. - LOUVEM MINES INC.

Make an X in this box if you are applying for a designating number (numbered company) rather than a name. ☐

2. Québec judicial district of the company head office - Enter the judicial district, as stipulated in the *Territorial Division Act* (R.S.Q., c. D-11).

You can obtain additional information at the Court house, from Services Québec or online at www.justice.gouv.qc.ca/francais/recherche/district.asp.

Rouyn-Noranda

3. Precise number or minimum and maximum number of directors Min. 3, Max. 10

4. Effective Date Enter the name of entry into force, if later than that on which the articles are filed.

Year	Month	Day

5. Describe the authorized capital stock and the limits imposed - Unless otherwise indicated in its articles, the company has unlimited capital stock with shares without par value. (See the section "Description of capital stock".)

See the attached Annexe A, forming an integral part hereto.

6. Restrictions on the transfer of shares and other provisions, if applicable

See the attached Annexe B, forming an integral part hereto.

7. Limits on activity, if applicable

N/A

8. Name and Québec enterprise number (NEQ) of each of the amalgamating companies
Obtain the signature of an authorized director for each of the companies.

	Name of the company	Québec enterprise number (NEQ)	Signature of Authorized Director
1.	LOUVEM MINES INC.	1140252165	
2.	9222-0383 QUÉBEC INC.	1166552886	
3.		11	
4.		11	

Do not write in this space

If the space provided is not sufficient, include an appendix, in two copies, identifying the corresponding section. If necessary, number the pages.

Remit the two copies of this form, along with your payment.
Do not fax.

This form is meant to help you fill out the French version and so must not be completed.

Ministère du Revenu

B-12

LE-50.0.11.06-T (2008-10)

ANNEXE A
Description of Share Capital

The Company, which results from the amalgamation (the "Amalgamation") between 9222-0383 Québec Inc. ("Richmont Subco"), an wholly-owned subsidiary of Richmont Mines Inc. ("Richmont"), and Louvem Mines Inc. ("Louvem") is authorized to issue an unlimited number of common shares without par value (the "Common Shares") and an unlimited number of non-voting redeemable preferred shares without par value (the "Redeemable Shares").

I.              The Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a)           Each Common Share shall entitle the holder thereof to one (1) vote at all meetings of the shareholders of the Company (except meetings at which any holders of another specified class of shares are entitled to vote pursuant to the provisions hereof or pursuant to the provisions of the Companies Act (Quebec) (hereinafter referred to as the "Act")).

(b)           The holders of the Common Shares shall be entitled to receive, as and when declared by the board of directors, subject to the rights, privileges, restrictions and conditions attaching to the Redeemable Shares, dividends payable in money, property or by the issue of fully paid shares of the share capital of the Company.

(c)           In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of assets of the Company among shareholders for the purpose of winding up its affairs, subject to the rights, privileges, restrictions and conditions attaching to the Redeemable Shares and to any other class of shares ranking prior to the Common Shares, the holders of Common Shares shall be entitled to receive the remaining property of the Company.

II.            The Redeemable Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a)            Subject to the provisions of the Act or as otherwise expressly provided herein, the holders of the Redeemable Shares shall not be entitled to receive notice of, nor to attend or vote at meetings of the shareholders of the Company.

(b)           Subject to the provisions of the Act, the Company shall, immediately after the issuance of the Redeemable Shares under the Amalgamation (the "Redemption Date") redeem the Redeemable Shares and pay the Redemption Amount for each Redeemable Share (as hereinafter defined) in accordance with Subsection (ii), as follows:

(i)            Notice. Except as hereinafter provided or as otherwise determined by the Company, no notice of redemption or other act or formality on the part of the Company shall be required to call the Redeemable Shares for redemption.

(ii)           Delivery of Aggregate Redemption Amount. On or before the Redemption Date, the Company shall deliver or cause to be delivered to Computershare Investor Services Inc. or any replacement company acting as depository in connection with the Amalgamation (the "Depository") at its principal office in the City of Montreal, a cash consideration per Redeemable Share equal to the average closing price of the common shares of Richmont on the Toronto Stock Exchange during the five (5) trading day period ended two trading days prior to the date shown on the certificate attesting the Amalgamation and issued by the enterprise registrar in respect of each Redeemable Share to be redeemed (each, the "Redemption Amount" and, collectively, the aggregate of the Redemption Amounts for all Redeemable Shares, the "Aggregate Redemption Amount"). Delivery to and receipt by the Depository of the Aggregate Redemption Amount in such a manner, shall be a full and complete discharge of the Company's obligation to deliver the Aggregate Redemption Amount to the holders of Redeemable Shares.

(iii)          Payment of Aggregate Redemption Amount. From and after the Redemption Date, (i) the Depository shall pay and deliver or cause to be paid and delivered to the order of the respective holders of the Redeemable Shares, by way of cheque, on presentation and surrender at the office of the Depository in the City of Toronto of the certificate representing the common shares of Louvem, which were exchanged into Redeemable Shares upon the Amalgamation and the holder's letter of transmittal and/or such other documents as the Depository may, in its discretion, consider acceptable, the Aggregate Redemption Amount payable and deliverable to such holders, respectively, and (ii) the holders of Redeemable Shares shall not be entitled to exercise any of the rights of shareholders in respect thereof except to receive from the Depository the Redemption Amount therefore. Under no circumstances will interest on the Redemption Amount be payable by the Company or the Depository whether as a result of any delay in paying the Redemption Amount or otherwise.

(iv)          Discharge of obligations. Immediately after the Amalgamation and subject to the delivery to and receipt by the Depository of the Aggregate Redemption Amount pursuant to Subsection (ii) above, each Redeemable Share shall irrevocably be deemed to be redeemed and cancelled, the Company shall be fully and completely discharged from its obligations with respect to the payment of the Aggregate Redemption Amount to such holders of Redeemable Shares, and the rights of such holders shall be limited to receiving from the Depository the Redemption Amount payable to them on presentation and surrender of the said certificates held by them and/or other documents as specified above. Subject to the requirements of applicable law with respect to unclaimed property, if the Aggregate Redemption Amount has not been fully claimed in accordance with the provisions hereof within six years of the Redemption Date, the unclaimed Redemption Amount shall be forfeited to the Company.

(v)           Lost certificates. In the event any certificate which, immediately prior to the Redemption Date, represented one or more common shares of Louvem, which were exchanged into Redeemable shares upon the Amalgamation and redeemed immediately after pursuant to this Subsection (b) shall have been lost, stolen or destroyed, the Depository shall, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, issue in exchange for such lost, stolen or destroyed certificate, a cheque for the Redemption Amount deliverable in accordance with such holder's letter of transmittal. When authorizing such issuance or payment in exchange for the lost, stolen or destroyed certificate, the holder to whom cash is to be issued or delivered shall, as a condition precedent to the issuance or payment thereof, give a bond satisfactory to the Depository in connection with any claim that may be made against the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

c)             In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of the property or assets of the Company among shareholders for the purpose of winding-up its affairs, and subject to the extinguishment of the rights of holders of Redeemable Shares upon satisfaction of the Redemption Amount in respect of each Redeemable Share, the holders of the Redeemable shares shall be entitled to receive and the Company shall pay to such holders, in preference and priority to any distribution of any property or assets of the Company to the holders of the Common shares, or any other shares ranking junior to the Redeemable Shares, an amount equal to the Redemption Amount for each Redeemable Share held by them respectively and no more. After payment to the holders of Redeemable Shares of the amounts so payable to them as hereinbefore provided, they shall not be entitled to share in any further distribution of the property and assets of the Company.

(d)           The Redemption Amount is the amount specified in respect of each Redeemable Share for purposes of Subsection 191(4) of the Income Tax Act (Canada).

ANNEXE B

1.             Effective immediately after the Redemption Date, Securities of the Company, other than non-convertible debt securities, may not be transferred unless:

a)             such transfer is approved by the directors or shareholders as evidenced by a resolution of the directors or shareholders, as the case may be; or

b)            in the case of securities which are subject to restrictions on transfer contained in a security holders’ agreement, such restrictions are complied with.

Appendix C — Fairness Opinion of KPMG LLP

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Montréal, Québec H3A 0A3

PRIVATE & CONFIDENTIAL

April 30, 2010

Special Committee of Independent Directors Louvem Mines Inc.

1501, McGill College Avenue, Suite 2930 Montreal, Quebec H3A 3M8

Object: Acquisition by Richmont Mines Inc – Fairness Opinion

1.	Introduction

We, KPMG LLP (“KPMG”), understand that on March 31, 2010 Richmont Mines Inc. (“Richmont”) and Louvem Mines Inc. (“Louvem” or the “Company”) jointly announced that Richmont had notified Louvem of its intention to acquire all of the issued and outstanding shares of Louvem that are not owned by Richmont (the “Proposed Transaction”).

We further understand that:

•	Prior to the Proposed Transaction and at the date hereof, Richmont holds approximately 70% of the shares of Louvem;

•	The Proposed Transaction is a business combination within the meaning of rules 61-101 (“61-101”), Protection of Minority Security Holders in Special Proposed Transactions;

•	The Proposed Transaction is exempt from the formal valuation requirements as per Section 4.4 (1) a) of 61-101;

•	Under the terms of the Proposed Transaction, Louvem shareholders would receive one Richmont share for each 5.4 shares of Louvem held; and

•	Richmont has entered into support agreements whereby certain Louvem shareholders, representing no less than 54% of the Louvem shares not already owned by Richmont, have agreed to support the Proposed Transaction.

The Special Committee of Independent Directors of Louvem (the “Special Committee”) has retained KPMG as a financial advisor to provide its professional opinion as to the fairness of the Proposed Transaction, from a financial point of view (“Fairness Opinion”), to the minority shareholders of Louvem as at April 30, 2010 (the “Opinion Date”).

2.	Fairness Opinion

A “fairness opinion” is a special opinion letter addressed by a financial advisor to a committee or a board of directors (or any similar group) of an entity, which contemplates an important transaction, which letter attests as to the fairness of a transaction from a financial point of view. The examination is limited to the adequacy of the consideration, i.e. to the equitable nature of the exchange and not as to the sufficiency of the consideration from a strategic or legal point of view.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

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A fairness opinion does not ensure that the best price was obtained. The fairness opinion constitutes the impartial judgment of an expert and is not a statement of facts.

3.	Engagement of KPMG

KPMG was first contacted on April 8, 2010 to discuss its availability and valuation credentials in connection with the Proposed Transaction. KPMG was formally engaged by the Special Committee by way of a mandate letter dated April 12, 2010 (the “Engagement Agreement”) to provide the Fairness Opinion. The terms of the Engagement Agreement provide that KPMG is to be paid a fixed fee and is to be reimbursed for its reasonable out-of-pocket expenses to complete the Fairness Opinion. KPMG is also being indemnified by the Company in respect of certain liabilities which may be incurred by KPMG in connection with the provision of its services. No part of KPMG's fee is contingent upon the conclusions reached in this Fairness Opinion or on the successful execution of the Proposed Transaction.

KPMG has not been asked to prepare, and has not prepared, a formal valuation of Louvem pursuant to 61-101 as such term is defined therein, and the Fairness Opinion should not be construed as such. KPMG has, however, conducted such valuation and other analyses as it considered relevant in the circumstances.

4.	Independence and Credentials of KPMG

KPMG is one of the world’s largest professional services organizations, offering a broad range of professional services. KPMG’s corporate finance and valuation professionals have significant experience in advising companies for various purposes, including securities law compliance, fairness opinions, mergers and acquisitions, business valuation and litigation matters, amongst other things. The Fairness Opinion expressed herein is the opinion of KPMG as a firm and the form and content herein has been approved for release by selected partners, each of whom is a member of the Canadian Institute of Chartered Business Valuators and experienced in merger, acquisition, divestiture and valuation matters.

We believe that the engagement team assigned to this engagement is independent of Louvem and Richmont, and is acting objectively. The members of the engagement team assigned to this engagement have no present or contemplated interest in Louvem, nor are these members insiders or associates of Louvem or Richmont.

5.	Scope of Review

In connection with preparing and rendering the Fairness Opinion, KPMG has reviewed, and where it considered appropriate, relied upon, the following information:

•	Richmont and Louvem 2009 annual reports, including audited consolidated financial statements for the years ended December 31, 2007 through December 31, 2009, as reported upon by Raymond Chabot Grant Thornton, LLP;

•	Louvem 2009 Annual Information Form, dated March 22, 2010;

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•	Daniel Adam, Richard Dubuc and Jessay Thelland geologist consents, related to Louvem’s annual information form, dated March 22, 2010;

•	Certificates of qualifications of geologists Daniel Adam, Richard Dubuc and Jessay Thelland, dated March 22, 2010;

•	Consolidated unaudited financial statements of Richmont and Louvem for the two months ended February 28, 2010;

•	Consolidated budgets of Richmont and Louvem for the year ending December 31, 2010;

•	Internally prepared document by Beaufor Mine management entitled : Rapport mensuel division Beaufor mars 2010, discussing the activities and financial results of the Beaufor Mine;

•	Document entitled : Early warning report under national instrument 62-103 for Louvem, dated April 7, 2007;

•	Support agreements established between Richmont and certain Louvem shareholders, dated March 31, 2010;

•	Draft version of the acquisition agreement between Richmont and Louvem, dated April 2010;

•	Draft version of the amalgamation agreement between Richmont and Louvem, dated April 2010;

•	Document entitled : Proposed acquisition of outstanding 30% interest of Louvem Mines Inc, prepared by Richmont management to endorse the price offered to Louvem shareholders, dated March 24, 2010;

•	Press release by Richmont and Louvem, announcing Richmont’s intention to acquire Louvem, dated March 31, 2010;

•	Report entitled : Mine Beaufor, Évaluation des coûts de reconstruction des infrastructures, prepared by Génivar Inc., dated January 2009;

•	Minutes of Louvem audit committee and Board of Directors meetings for the period from May 8, 2007 to February 19, 2010;

•	Summary of mining reserves and resources of Richmont’s and Louvem’s operating and exploration sites, as at December 31, 2009;

•	Letter of intent by Agnico-Eagle Mines Limited to Louvem pertaining to the Monique property, dated December 1st , 2009;

•	Beaufor Mine sketch-plan provided by management; and

•	Various documents and analyses detailing the book value and liquidation value of various assets and liabilities of Louvem and various transactions on the share capital of Richmont and Louvem, as provided by Richmont and Louvem management.

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In arriving at our conclusions, we have held discussions with the following individuals to gather a better understanding of the operations of Louvem, as well as to obtain additional information and confirm various assumptions:

•	Gaston Gagnon, eng., Independent Director, Special Committee;

•	Pierre Barbeau, CA, Independent Director, Special Committee;

•	Martin Rivard, President and Chief Executive Officer, Richmont et Louvem;

•	Christian Pichette, eng., M Sc. A, Vice-President, Operations, Richmont;

•	Daniel Adam, geo., PhD, Exploration Manager, Richmont;

•	Marcel Beaudoin, eng., Mine Manager, Richmont-Louvem, Beaufor Mine; and

•	Richard Dubuc, geo., Chief Geologist, Richmont-Louvem, Beaufor Mine.

In addition, we have visited the principal installations of Louvem (Beaufor Mine) in Val-d’or.

Finally, we have obtained and relied upon additional information and analysis relating to comparable companies, mining industry, financial markets and economies in which Louvem is active, as we have determined necessary and appropriate under the circumstances.

6.	Restrictions, limitations and assumptions

The Fairness Opinion has been provided for the use of the Special Committee and for inclusion in an Information Circular (the “Circular”) to be sent to the shareholders of Louvem in connection with the Proposed Transaction, and may not to be used by any other person or relied upon by any other person without the express prior written consent of KPMG. KPMG will assume no responsibility for losses incurred by Louvem, Richmont, their shareholders, directors, or any other parties as a result of the circulation, publication, reproduction or use of this letter contrary to the provisions of this paragraph.

KPMG has relied upon the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions or representations obtained by it from public sources, and from the management of Richmont and Louvem (collectively, the “Information”). The validity of our conclusions is conditional upon the completeness, accuracy and fair representation of such Information. Subject to the exercise of professional judgment, KPMG has not attempted to verify independently the completeness, accuracy or fair representation of any of the Information. In addition, KPMG has presumed that the budgets and estimates of a financial nature furnished to it were prepared in good faith.

The conclusions of KPMG are based upon the state of the financial markets, the economic and financial conditions as well as upon the general economic conditions as at the Opinion Date and upon the conditions and financial and other forecasts of Louvem, as reflected in the Information and as presented to KPMG in the course of the discussions with the management of Richmont and Louvem. For the purposes of its analyses and of the rendering of the Fairness Opinion, KPMG has made several assumptions with respect to the performance of the business sector, the general economic conditions and other matters; many such factors are not within the control of KPMG or of Richmont and Louvem.

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The Fairness Opinion is given as at April 30, 2010 with respect to the Proposed Transaction. KPMG disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion, which would have been known or expected to be known as of that date, but may come or be brought to KPMG’s attention after such date. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, KPMG reserves the right to change, modify or withdraw the Fairness Opinion at any time prior to completion of the Proposed Transaction. Moreover, KPMG reserves the right, but will be under no obligation, to complete any additional analyses that might subsequently be required, following the receipt of such additional information.

KPMG believes that the Fairness Opinion should be considered as a whole and that selecting portions of our analyses could create a misleading view of the methodologies and approaches underlying our conclusion. The preparation of a Fairness Opinion is a complex process and not necessarily susceptible to a partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

No opinion, consultation or interpretation is given on any factor requiring appropriate legal or professional advice. We assume that the reader will obtain or has obtained any such advice, consultation or interpretation from appropriate professional sources. KPMG assumes no liability in connection with any legal issues relating to assets, properties or business interests or compliance with applicable laws, regulations or policies.

Our letter cannot be construed as a recommendation to invest, sell or otherwise finance Louvem.

KPMG is a registered Limited Liability Partnership established under the laws of the Province of Ontario and registered in Quebec as an extra-provincial entity. KPMG is a partnership, but its partners have a degree of limited liability. A partner is not personally liable for any debts, obligations or liabilities of KPMG that arise from a negligent act or omission by another partner or any person under that other partner's direct supervision or control.

In connection with our mandate, we have, in addition, assumed the following:

•	All related party transactions between Richmont and Louvem, included related entities, were realized at fair market value;

•	As at the Opinion Date, all of the assets, wherever located, on which Louvem had a property right of any kind, were reflected in its financial statements or were otherwise disclosed to KPMG. Any reduction in the value of such assets was reflected in its accounts;

•	Louvem and Richmont comply with all applicable environmental laws and regulations of the respective regulatory agencies and governments to which they are subject;

•	We have assumed that Louvem does not have any contingent liabilities, any contingent debt relating to non compliance with environmental laws and rules, any extraordinary or contractual obligation, or any material commitment, other than those disclosed in its financial statements; and

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•	The management of Louvem and Richmont is not aware of any material information, which was not disclosed to us, that could significantly affect the conclusion of our Fairness Opinion.

The decision to complete or to recommend the Proposed Transaction or not is strictly the responsibility of the Special Committee and of the Board of Directors of Louvem. Our Fairness Opinion cannot, in any way, be perceived as a recommendation to the Special Committee, to Louvem or to the members of its Board of Directors to complete the Proposed Transaction or not.

7.	Operations of Louvem

Louvem is a gold mining company that started operating in the mid 1960s. From its inception to the mid 1990s, the Company conducted exploration activities and operated various mining properties in the region of Val-d’Or. The Company became public at the end of the 1970s.

As at the Opinion Date, the main assets of Louvem are as follows:

•	Approximately $5 million of working capital, including a significant amount of cash;

•	A 50% interest in the Beaufor Mine, including fixed assets and gold reserves and resources. The Beaufor Mine is in operation and employs approximately 80 permanent employees. The Beaufor Mine property also includes exploration rights on contiguous sites; and

•	Four exploration properties, not related to the Beaufor Mine.

Other than through its interest in the Beaufor Mine, Louvem does not have any employees and is managed by the management team of its majority shareholder, Richmont. Louvem incurs management fees in that respect.

8.	KPMG Analyses

The assessment of fairness from a financial point of view must be determined in the context of the Proposed Transaction. KPMG has based the Fairness Opinion on methods and techniques that KPMG considered appropriate in the circumstances.

In order to assess the fairness of the Proposed Transaction from a financial point of view to the Company and its shareholders, KPMG reviewed and considered the following, amongst other things:

•	The value and liquidity of the proposed consideration to the shareholders of Louvem being shares of Richmont under the terms of the Proposed Transaction.We have analyzed the price, volumes and values of the trading associated with Richmont shares on the Toronto Stock Exchange (“TSX”) and NYSE Amex exchange (“Amex”) in the months preceding the Opinion Date. The trading volumes observed on Richmont stock lead us to conclude that the consideration proposed to shareholders of Louvem under the terms of the Proposed Transaction is liquid and Richmont’s stock market price represents a reasonable estimate of the fair market value of its shares.

•	A comparison of the value of the consideration offered by Richmont under the terms of the Proposed Transaction to the value of Louvem shares as estimated by KPMG. We have applied various valuation approaches, mainly:

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•	The adjusted net asset approach, meaning the value of the shareholders’ equity after adjusting assets and liabilities of Louvem to their fair market value; and

•	The market approach whereby the fair market value of the shares of Louvem is estimated from the trading multiples of comparable public companies and precedent transactions involving comparable target companies.

From this analysis, we concluded that the consideration offered by Richmont under the terms of the Proposed Transaction falls within the range of value that we have arrived at for Louvem’s shares.

•	A comparison of the value of the consideration offered by Richmont under the terms of the Proposed Transaction to the value implied by the trading price of Louvem’s shares on the TSX Venture Exchange prior to the announcement of the Proposed Transaction. Based on Richmont’s March 30, 2010 closing stock price of $4.08, the consideration associated with the Proposed Transaction (one share of Richmont for each 5.4 shares of Louvem held) represents $0.76 per Louvem share, which represents a premium (“One-day premium”) of approximately 48% on Louvem’s March 30, 2010 closing stock price of $0.51. Following March 30, 2010, Richmont’s stock price has increased and the implied One-day premium has evolved from 48% to approximately 69% as at the Opinion Date. The one-month premium, i.e. the premium on Louvem closing stock price as at March 1, 2010 was of 116% as at March 30, 2010 and increased to approximately 147% as at the Opinion Date. While Louvem’s stock is thinly traded and is not necessarily a good indication of value, those premiums are important.

•	The presence of support agreements with shareholders of Louvem holding not less than 54% of the shares of Louvem that are not held by Richmont. We have discussed with Richmont’s management the process that have led to the signature of support agreements with shareholders of Louvem holding not less than 54% of the shares of Louvem that are not held by Richmont and concluded that the consideration offered to Louvem’s shareholders by Richmont has been seriously negotiated with the signing parties of the support agreements.

9.	Conclusion

Based upon and subject to the foregoing, KPMG is of the opinion that, as of the Opinion Date, the consideration offered under the terms of the Proposed Transaction is fair from a financial point of view for Louvem and its shareholders.

KPMG LLP

Line Racette FCA, FCBV, ASA, CA IFA Partner

c.c.: Me Campbell Stuart